Exhibit 99.3

AURORA CANNABIS INC.

500 - 10355 Jasper Avenue

Edmonton, Alberta Canada T5J 1Y6 Tel: 1-855-279-4652

Notice of Annual General and Special Meeting of Shareholders

and

Information Circular

Place:	Renaissance Edmonton International Hotel Cartier Room
4236 - 36 Street E., Edmonton International Airport, Alberta Canada T9E 0V4

Time:	10 o’clock am (Mountain Time)

Date of Meeting:	Friday, November 30, 2018

AURORA CANNABIS INC.

500 - 10355 Jasper Avenue

Edmonton, Alberta Canada T5J 1Y6

Tel: 1-855-279-4652

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (the “Company”) will be held at the Renaissance Edmonton International Hotel, Cartier Room, 4236 - 36 Street E., Edmonton International Airport, Alberta Canada T9E 0V4, on Friday, November 30, 2018, at the hour of 10 o’clock a.m. (Mountain Time), for the following purposes:

1.	To table the audited financial statements of the Company for the fiscal year ended June 30, 2018 together with the report of the Auditors and the management’s discussion and analysis thereon;
2.	To fix the number of directors to be elected at eight;
3.	To elect Directors for the ensuing year;
4.	To appoint KPMG LLP, Auditors of the Company for the ensuing year and to authorize the Directors to fix their remuneration;
5.	To consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on executive compensation, as more particularly described in the Information Circular prepared for the Meeting;
6.	To approve an ordinary resolution to ratify and approve the adoption of the Company’s, 2018 Non-Employee Directors deferred share unit plan, and its continuation for a three year period, as more particularly described in the Information Circular prepared for the Meeting.
7.	To approve an ordinary resolution to ratify and approve the adoption of the Company’s shareholder rights plan, and its continuation for a three year period, as more particularly described in the Information Circular prepared for the Meeting; and
8.	To consider, if thought fit, to approve a special resolution to adopt new articles for the Company which would replace the Company’s current articles, both of which includes advance notice provisions, as more particularly described in the Information Circular prepared for the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. No other matters are contemplated, however any permitted amendment to, or variation of, any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record on the Company’s books at the close of business on October 15, 2018 are entitled to attend and vote at the Meeting or at any postponement or adjournment thereof. Each common share is entitled to one vote.

The audited financial statements of the Company for the fiscal year ended June 30, 2018, together with the report of the Auditors and the management’s discussion and analysis thereon are available on www.sedar.com and copies of these documents will also be available at the Meeting.

Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account, you are not a registered shareholder.

DATED at Vancouver, British Columbia, October 16, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Terry Booth

Terry Booth

Chief Executive Officer

AURORA CANNABIS INC.

500 - 10355 Jasper Avenue

Edmonton, Alberta Canada T5J 1Y6

Tel: 1-855-279-4652

INFORMATION CIRCULAR

(Containing information as at October 15, 2018 unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Aurora Cannabis Inc. (“Aurora” the “Company”) for use at the Annual General and Special Meeting of Shareholders of the Company (and any adjournment thereof) to be held at 10 o’clock a.m. (Mountain Time) on Friday, November 30, 2018 (the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Notice-and-Access

In November 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. Public companies are now permitted to advise their shareholders of the availability of all proxy-related materials on an easily-accessible website, rather than mailing copies of the materials.

The Company has elected to use the notice and access procedure (“Notice and Access”) under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for the delivery of meeting materials to shareholders for the Annual General and Special Meeting to be held on Friday, November 30, 2018. Under the provisions of Notice and Access, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access the Company’s Notice of Meeting and Information Circular (the “Meeting Materials”) electronically instead of receiving a printed copy or how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of registered shareholders, enabling them to vote at the Meeting. The Meeting Materials for the Meeting will be posted on the Company’s website at https://auroramj.com/investors as of October 24, 2018, and will remain on the website for one year. The Meeting Materials will also be available on the Company’s SEDAR corporate profile at www.sedar.com as of October 24, 2018. All registered and beneficial shareholders will receive a Notice and Access Notice.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
(b)	any amendment to or variation of any matter identified therein; and
(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders may choose one of the following options to submit their proxy:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866- 249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
(b)	use a touch-tone phone to transmit voting choices to a toll-free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll-free number, the holder’s account number and the control number; or
(c)	use the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the control number.

In all cases the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Residents of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

This document does not address any income tax consequences of the disposition of the Company shares by shareholders. Shareholders in a jurisdiction outside of Canada should be aware that the disposition of shares by them may have tax consequences both in those jurisdictions and in Canada, and are urged to consult their tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

Any information concerning any properties and operations of the Company has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada. Such consequences for the Company Shareholders who are resident in, or citizens of, the United States may not be described fully in this Information Circular.

The enforcement by the Company Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and that the major assets of the Company are located outside the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, \nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, and as otherwise set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed October 15, 2018 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company graduated from the TSX Venture Exchange (“TSXV”) to the Toronto Stock Exchange (the “TSE”) effective July 24, 2017, and its Common Shares are listed for trading under the TSE stock symbol ACB. The Company is also listed on the OTCQX under stock symbol ACBFF and on the Frankfurt Exchange under stock symbol 21P; WKN:A1C4WM.

On July 25, 2018, the Company completed a plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated May 14, 2018, as amended by an amending agreement dated May 24, 2018 (the “Arrangement Agreement”) with MedReleaf Corp. The Arrangement was approved by shareholders of the Company at the special meeting of shareholders held on July 18, 2018. Pursuant to the terms of the Arrangement Agreement, Aurora has acquired all of the issued and outstanding common shares of MedReleaf for 3.575 common shares of Aurora and $0.000001 in cash for each MedReleaf common share held. Existing Aurora and MedReleaf shareholders now own approximately 61% and 39% of the combined company, respectively, on a fully diluted basis. MedReleaf is now a wholly owned subsidiary of Aurora.

Intercorporate Relationships

At the date of this Information Circular, the Company operates its business through its 44 wholly-owned subsidiaries. Refer to the Company’s Annual Information Form dated September 24, 2018 for financial year ended June 30, 2018 at www.sedar.com which sets out the Company’s material subsidiaries and investee companies, including their respective jurisdiction.

The Company is authorized to issue an unlimited number of Common Shares without par value.

As of October 15, 2018, there were 962,983,632 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

The Company is also authorized to issue an unlimited number of Class A Shares with a par value of Cdn$1.00 each and is also authorized to issue an unlimited number of Class B Shares with a par value of Cdn $5.00 each. There were no Class A or Class B Shares issued and outstanding at October 15, 2018 record date.

Class A Shares

Class A shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class A shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class A shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class A shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class B Shares

Class B shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class B shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class B shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

To the knowledge of the directors and executive officers of the Company, there were no persons/companies who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at October 15, 2018.

The following documents filed with the securities commissions or similar authority in all Provinces in Canada are specifically incorporated in this Information Circular:

•	The Company’s audited financial statements for the two fiscal years ended June 30, 2018 and June 30, 2017; the reports of the auditor’s thereon, and the related management’s discussion and analysis; and
•	The Company’s Audit Committee Charter attached as Schedule “A” to the Company’s Annual Information Form dated September 24, 2018 for the Company’s financial year ended June 30, 2018.

Appointment of New Directors

•	Effective November 13, 2017, Diane Jang was appointed a director.
•	Effective July 25, 2018, Norma Beauchamp was appointed a director.
•	Effective July 25, 2018, Ronald Funk was appointed a director.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for each of the fiscal year ended June 30, 2018, with the report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting and will be available at the Meeting. These documents are also available on the Company’s SEDAR website at www.sedar.com. Additional information relating to these documents may be obtained by a shareholder upon request without charge by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or sending an email to IR@auroramj.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are eight director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the eight nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the eight nominees receiving the highest number of votes are elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein, except for the resolution to approve the adoption of new Company Articles, that includes and advance notice provision, and the corresponding amendment to the Company’s Articles, which both require approval by special resolution. A special resolution is a resolution passed by at least two-thirds of the votes cast on the resolution. See “PARTICULARS OF MATTERS TO BE ACTED UPON D. Adoption of New Articles”.

ELECTION OF DIRECTORS

There are currently eight directors of the Company. Management proposes that the number of directors be fixed at eight. Shareholders will be asked that the number of directors elected to be fixed at eight (8).

All of the nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The Company is committed to nominating highly qualified individuals to fulfill director roles. The Board recognizes that a diverse and inclusive environment that values diversity of thought, background, skills and experience ensures that Board members provide the necessary range of perspectives, experience and expertise required to achieve effective governance.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom. The Board has not set specific targets regarding gender representation (or other diversity-related targets) and instead is relying on the Nominating and Corporate Governance Committee to consider all relevant factors in making recommendations on board appointments.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The Nominating and Corporate Governance Committee will consider the resignation and make a recommendation to the Board on whether the resignation should be accepted. In considering the recommendation of the Nominating and Corporate Governance Committee, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers to be relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the TSE. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

A copy of the Majority Voting Policy can be viewed on the Company’s website at https://auroramj.com/investors.

Advance Notice Provision

At the Company’s annual general and special meeting held on March 17, 2014, the Company’s shareholders approved the alteration of the Company’s articles for the purpose of adopting advance notice provisions (the “Advance Notice Provision”). The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act (British Columbia).

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the minimum information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

The Advance Notice Provision also requires all proposed director nominees to deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary of the Advance Notice Provision, is not comprehensive and is qualified by the full text of such provision in the Company’s articles, which can be viewed on the Company’s corporate website at https://auroramj. com/investors.

Refer to “PARTICULARS OF MATTERS TO BE ACTED UPON D. Adoption of New Articles”. The proposed new form of Articles of the Company also contain advance notice provisions.

Management’s Director Nominees

The following disclosure sets out the names of management’s nominees for election as directors, all major offices and positions with the Company or any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment (for the five preceding years), the period of time during which each has been a director and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 15, 2018:

Name of Nominee, Province or State and Country of Residence and Current Position with the Company	Present Principal Occupation, Business or Employment (Within the Past Five Years for proposed Directors) (1)	Period as Director of the Company	Common Shares Beneficially Owned or Controlled(2)
Michael Singer (7)(8))(9) Quebec, Canada Chairman of the Board and Director

Chartered Professional Accountant, Consultant and Entrepreneur; CFO and Corporate Secretary of Clementia Pharmaceuticals Inc. from May 2015 to August 2018; previously CFO of Bedrocan Cannabis Corp. from May 2014 to May 2015; and CFO of Thallion Pharmaceuticals Inc. from March 2006 to August 2013.

See Director Biographies below

		Director and Chairman of the Board: May 20, 2016	140,151(3)
Terry Booth Alberta, Canada Chief Executive Officer and Director	President and part owner of Superior Safety Codes Inc. Refer to Director Biographies below	Director and Officer: December 9, 2014	11,226,299(4)
Steve Dobler(8) Alberta, Canada President and Director	Professional Engineer; Vice President and part owner of Superior Safety Codes Inc.; President of ICC Enterprises Corp. since May 2002. See Director Biographies below.	Director and Officer: December 9, 2014	16,525,039(5)
Jason Dyck(9) Alberta, Canada Director	Professor, Department of Pediatrics, University of Alberta since July 1999; and Vice-President, Metabolic Modulators Research Ltd. since July 1999. See Director Biographies below.	March 10, 2015	2,198,342(6)
Adam Szweras(7)(8)(9) Ontario, Canada Director	Barrister & Solicitor; Partner, Fogler, Rubinoff LLP since 2006; Chairman of Foundation Markets Inc. since December 2005. See Director Biographies below.	August 10, 2015	Nil

Name of Nominee, Province or State and Country of Residence and Current Position with the Company	Present Principal Occupation, Business or Employment (Within the Past Five Years for proposed Directors) (1)	Period as Director of the Company	Common Shares Beneficially Owned or Controlled(2)
Diane Jang British Columbia, Canada Director	Business Consultant; President, Sunrise Soya Foods Inc. (from October 2015 to December 2016; General Manager, Dairy Alternatives, Earth’s Own Food Company Inc. from May 2008 to 2015; General Manager, International, SoyaWorld Inc. from 2006 to 2008; Director of Sales, SoyaWorld Inc. , from 1998 to 2006; Sales and Marketing Manager, Sunrise Soya Foods, from 1992 to 1998. See Director Biographies below.	November 13, 2017	10,866
Norma Beauchamp(9) Alberta, Canada Director	Director, MedReleaf Corp.; Director, Acerus Pharma and Eve Medical; Past President and CEO, Cystic Fibrosis Canada; Past SVP Pharmaceuticals, Bayer Canada; Past VP, Global Strategic Marketing, Gynecology and Andrology, Bayer AG; formerly Head of MS Patient-Centred Care at Sanofi Canada. See Director Biographies below.	July 25, 2018	52,741
Ronald Funk(7) Alberta, Canada Director	Consultant; Director, MedReleaf Corp. ; Chairman of the Board of Carey Management Inc. See Director Biographies below.	July 25, 2018	81,030

Notes:

(1)	The information as to the principal occupation, business or employment is not within the knowledge of the Company and has been furnished by the respective director.
(2)	The information as to the number of Common Shares of the Company beneficially owned or over which a director exercises control or direction, directly or indirectly, and not being within the knowledge of the Company, has been furnished by the respective directors individually or from insider reports filed by the respective nominees and publicly available through SEDI at www.sedi.ca.
(3)	Of these shares, 59,250 are owned by 8115966 Canada Inc., a private company owned by Mr. Singer.
(4)	Of these shares, 11,099,667 are owned by Lola Ventures Inc. and 120,000 by Chinuke Investments Ltd., private companies owned and controlled by Mr. Booth.
(5)	Of these shares, 16,504,190 are owned by 1771472 Alberta Ltd., a private company wholly-owned and controlled by Mr. Dobler.
(6)	Of these shares, 1,785,500 are owned by 748086 Alberta Ltd., a private company wholly-owned and controlled by Mr. Dyck.
(7)	Member of the Audit Committee.
(8)	Member of the Compensation Committee.
(9)	Member of the Nominating and Corporate Governance Committee.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

A shareholder can vote for all of the above nominees, vote for some of the above nominees and withhold for other of the above nominees, or withhold for all of the above nominees. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as directors of the Company. At the Meeting the above persons will be nominated for election as director as well as any person nominated pursuant to the Advance Notice Provision (see above). Only persons nominated by management pursuant to this Information Circular or pursuant to the Advance Notice Provision will be considered valid director nominees eligible for election at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EACH SHAREHOLDER VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS.

Director Biographies

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Michael Singer, Chairman of the Board and Director

On May 20, 2016, the Company appointed Michael Singer to the Board of Directors. Mr. Singer, who was nominated as Chairman of the Board on May 20, 2016, sits as an independent Director and has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He is a Chartered Professional Accountant (CPA, CGA) and formerly the Chief Financial Officer of NASDAQ listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer has held numerous independent director roles in Canadian public health care companies, and also previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc., until the company’s successful cash sale to BELLUS Health Inc. in July 2013. Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.

Mr. Singer is, or was within the past five years, a director and/or officer of the following public companies:

Company	Market	Positions Held	From	To
Bedrocan Cannabis Corp. (formerly POCML 2 Inc.)	TSXV	CFO	May 2014	May 2015
Clementia Pharmaceuticals Inc.	NASDAQ	CFO and Corporate Secretary	May 2015	August 2018
Diagnos Inc.	TSXV	Director	July 2014	May 2016
Warnex Inc.	TSXV	Director	June 2011	July 2014

Terry Booth, Chief Executive Officer and Director

Mr. Booth co-founded the Company in 2013 when the Canadian federal government created a new regulatory regime for the national medical cannabis system. Investing $2.5 million of his own capital in start-up funding, he secured a 160-acre parcel of land in the foothills of the Rocky Mountains, and designed and built the Company’s first advanced cannabis production facility. Mr. Booth has assembled a diverse and highly skilled team of experts from a broad range of disciplines to execute on the Company’s business strategy and vision to build the world’s foremost cannabis company. Prior to founding Aurora, Mr. Booth has been in the industrial permitting and governmental regulatory sector for over 20 years. An entrepreneur and Alberta business leader, Mr. Booth has served as President/CEO of six other highly successful businesses, one of which, Superior Safety Codes Inc., has received many awards including one of Canada’s top 50 fastest-growing companies. Mr. Booth is a strong supporter of many charitable organizations dedicated to ending family violence and violence against women, including the “Walk a Mile in Her Shoes” campaign, Kids Up Front, WINGS and WIN House.

Mr. Booth is, or was within the past five years, director and/or officer of the following public companies:

Company	Market	Positions Held	From	To
Alcanna Inc. (formerly Liquor Stores N.A. Ltd.)	TSX	Director	March 2018	Present
Quinsam Capital Corporation	CSE	Director	September 2018	Present
Radient Technologies Inc.	TSXV	Director	November 2017	Present

Steve Dobler, President and Director

Mr. Dobler has worked closely with Mr. Booth in the permitting space for over 20 years and was co-founder of the Company. Mr. Dobler holds a Bachelor of Science in Engineering from the University of Alberta and is a Professional Engineer with previous public company experience. He has held numerous executive positions in successful private and public Canadian companies over the past 25 years where he was responsible for the implementation of project management, strategies, and overseeing all facets of various operations. He has been involved in numerous private company acquisitions, integrations, operations and successful exits.

Mr. Dobler is, or was within the past five years, a director and/or officer of the following other public companies:

Company	Market	Positions Held	From	To
Hempco Food and Fiber Inc.	TSXV	Director	September 2017	Present

Dr. Jason Dyck, Director

On March 10, 2015, the Company appointed Dr. Jason Dyck, PhD, to its Board. Dr. Dyck obtained his PhD and Bachelor of Science from the University of Alberta and is a distinguished research scientist in the Department of Pediatrics at the University of Alberta. Dr. Dyck currently directs the University of Alberta Cardiovascular Research Centre and co-directs the pan-Alberta program known as Alberta HEART. Not only is Dr. Dyck an outstanding research scientist and a leader in his field but he also has extensive experience in drug discovery and commercialization. He co-founded a successful University of Alberta spin-off company, currently holds more than 100 patents and has numerous collaborations with large pharmaceutical companies. His accomplishments in academic research, drug discovery and product/technology commercialization have contributed to Dr. Dyck being recognized as one of Canada’s Top 40 under 40 (awarded by the Caldwell Partners in 2007), which is “presented to exceptional Canadians under the age of 40 who are outstanding leaders in their chosen fields and who are shaping our country’s future”.

Adam Szweras, Director

Mr. Szweras is a securities law partner with Fogler, Rubinoff LLP in Toronto and Chairman of the Foundation Markets Group, a Toronto based Merchant Bank and brokerage firm. His law practice focuses on financings and going public transactions, and in his banking practice, he works closely to build, invest in, and develop emerging business. Adam represents and sits on the boards of several mid-market public companies and assists companies in listing on the TSE, the TSXV, and the Canadian Securities Exchange. He has a particular expertise with cross border mid-market transactions and often acts as a strategic advisor to his clients. Mr. Szweras works with public and private companies active in marijuana markets in Canada and the US as well as companies with businesses in energy transmission, oil and gas and alternative energy, technology, and food producers. Mr. Szweras has experience in representing clients in Canada and the US as well as South America, China and South Asia. Mr. Szweras both joined Fogler, Rubinoff LLP and founded the Foundation Markets Group in 2006. He was called to the Ontario Bar in 1996 and has authored numerous papers and articles relating to Canadian and foreign securities and corporate law.

Mr. Szweras is, or was within the past five years, a director and/or officer of the following public companies:

Company	Market	Positions Held	From	To
Lineage Grow Company Ltd.	CSE	Director and Corporate Secretary	December 2011	Present
Nutritional High International Inc.	CSE, OTCBB	Director	July 2014	Present
Mahdia Gold Corp.	CSE	Director and Corporate Secretary	April 2016	May 2018
Petrolympic Ltd.	TSXV, OTCQB	Corporate Secretary	June 2008	Present
Quinsam Capital Corporation	CSE	Director	October 2017	Present
SustainCo Inc.	TSXV	Director	March 2017	Present
The Tinley Beverage Company Inc.	CSE	Director and Corporate Secretary	December 2010	September 2016
Strata Minerals Inc.	TSXV	Director	July 2017	December 2015
Canada Pacific Capital Corp.	TSXV	Director and Corporate Secretary	May 2010	August 2014
Sagittarius Capital Corp.	TSXV	Director and Corporate Secretary	April 2014	Present

Diane Jang, Director

Diane Jang was elected a director of the Company at the Company’s November 13, 2017 annual general and special meeting. Ms. Jang is a business consultant, specializing in strategic planning for sustainable success, growth and profitability for companies. With over 27 years of business experience in the Consumer Packaged Goods industry, she has a proven track record in strategic planning, increasing profitability and leading companies to become market leaders in their industries. Previously, Ms. Jang led successful companies as President at Sunrise Soya Foods and General Manager at Earth’s Own Food Co Inc., and also serves as a Director of Big Sisters of BC Lower Mainland. Ms. Jang holds a Bachelor of Business Administration from Simon Fraser University.

Ms. Jang is, or was within the past five years, a director and/or officer of the following public companies:

Company	Market	Positions Held	From	To
Hempco Food and Fiber Inc.	TSXV	Director and CEO	December 2017	Present

Norma Beauchamp, Director

Norma Beauchamp was appointed a director of the Company on July 25, 2018, and is serving as Chair of the Nominating and Corporate Governance Committee. She is also a director of Acerus Pharmaceuticals Corporation, Chair of their Corporate Governance and Nominating committee and a member of their Audit committee. Formerly, Ms. Beauchamp was a director, Chair of the Corporate Governance and Compensation committees and a member of the Audit Committee of MedReleaf, and Chief Executive Officer of Cystic Fibrosis Canada. Ms. Beauchamp brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Ms. Beauchamp has served on the Boards of St. Joseph’s Health Centre Foundation, Providence Healthcare Foundation and the Breast Cancer Society of Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care. Ms. Beauchamp has completed the University of Toronto’s Rotman School of Management Directors Education Program (ICD.D), and holds a Bachelor of Business Administration in Marketing from Bishop’s University.

Ms. Beauchamp is, or was within the past five years, a director and/or officer of the following public companies:

Company	Market	Positions Held	From	To
Acerus Pharmaceuticals Corporation	TSX	Director	June 2015	Present
MedReleaf Corp.	TSX	Director	June 2017	July 2018

Ronald Funk, Director

Ronald Funk was appointed a director of the Company on July 25, 2018. Mr. Funk brings over 30 years of experience in business and consulting to his role with the Company. Since 2009, he has managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Mr. Funk has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Mr. Funk was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Mr. Funk currently serves as an independent director of Carey Management Inc., a privately held business that owns Canada’s largest independent wholesale distributor. Mr. Funk has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association. Mr. Funk holds a Kellogg-Schulich MBA from the Kellogg School of Management and the Schulich School of Business.

Mr. Funk is, or was within the past five years, a director and/or officer of the following public company:

Company	Market	Positions Held	From	To
MedReleaf Corp.	TSX	Director	June 2017	July 2018

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Except as disclosed below, within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,
(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Exception:

Adam Szweras was a director and secretary of Bassett Media Group Corp. (“Bassett”), a TSX-V listed company, until March 16, 2010. Bassett has been subject to a cease trade order since June 16, 2010 due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102.

Adam Szweras was appointed as a director for Mahdia Gold Corp.’s (“Mahdia”) on April 14, 2016. Mahdia was a Canadian Securities Exchange listed company until February 4, 2016. Mahdia has been subject to a cease trade order since March 13, 2015, due to not filing its financial statements and management’s discussion and analysis pursuant to NI 51-102. Mr. Szweras resigned as a director of Mahdia on May 28, 2018.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia Canada V6E 4T5, will be nominated at the Meeting for appointment as auditor of the Company in place of MNP LLP, Chartered Professional Accountants. The Board resolved that MNP LLP, Chartered Professional Accountants, not be proposed for reappointment as the auditor of the Company at the Meeting. KPMG LLP was appointed to the position of auditor of the Company effective July 1, 2018. There have been no reportable disagreements between the Company and MNP LLP and no qualified opinions or denials of opinions by MNP LLP for the purposes of National Instrument 52-102. A copy of the Company’s Change of Auditor Reporting Package with respect to the resignation of MNP LLP and the appointment of KPMG LLP, as auditor of the Company includes the Notice of Change of Auditor dated September 25, 2018, a letter from KPMG LLP addressed to all Securities Commissions in Canada dated October 1, 2018 and a letter from MNP LLP addressed to all Securities Commissions in Canada dated September 27, 2018 is attached as Schedule C to this Information Circular.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee also is mandated to review and approve all material related party transactions.

The Company’s Audit Committee Charter is attached as Schedule “A” to the Company’s Annual Information Form dated September 24, 2018 for fiscal year ended June 30, 2018 which is available on the Company’s SEDAR website at www.sedar.com. The Company’s Audit Committee members during the fiscal year ended June 30, 2018 were: Michael Singer (Chair), Adam Szweras and Jason Dyck. All members of this Committee are independent directors. National Instrument 52-110 of the Canadian Securities Administrators requires the Company to disclose annually certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. See sections in the Company’s Annual Information Form for the fiscal year ended June 30, 2018, which contains information about the Company’s Audit Committee and information containing the Company’s relationship with its auditor, MNP LLP.

OTHER COMMITTEES OF THE BOARD

The Company also has a Nominating and Corporate Governance Committee and a Compensation Committee, described below:

Nominating and Corporate Governance Committee

For the fiscal year ended June 30, 2018, the members of the Company’s Nominating and Corporate Governance Committee were: Jason Dyck (Chair), Adam Szweras and Michael Singer. The Company adopted a Nominating and Corporate Governance charter. The Nominating and Corporate Governance Committee is responsible for screening nominees to the Board. The Nominating and Corporate Governance Committee annually assesses the skills and qualifications of directors and nominees to ensure the members of the board of directors have the skills and qualifications appropriate to the current needs of the Company. This Committee meets as required to review and make recommendations to the board of directors on all direct and indirect compensation, benefits and perquisites for senior management and directors of the Company.

This year the board has decided that eight directors are to be elected. The Company’s goal is to assemble a board with the appropriate background, knowledge, skills and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the board to constructively guide and challenge management.

Key attributes

The Company expects all board members to be financially literate, independent minded and team players. The Nominating and Corporate Governance Committee also considers the below factors when assessing potential candidates:

•	the board’s overall mix of skills and experience
•	how actively the candidates participate in meetings and develop an understanding of our business
•	their character, integrity, judgment and record of achievement
•	diversity (including gender, aboriginal heritage, age, sexual orientation and geographic representation)

All of the current directors of the Company are independent, with the exception of Terry Booth (Chief Executive Officer) and Steve Dobler (President).

Each of the nominated directors is eligible to serve as a director and has expressed their willingness to do so. Directors who are elected will serve until the end of the next annual meeting, or until a successor is elected or appointed.

See “Director Biographies” above for more information about the Board.

Compensation Committee

For the fiscal year ended June 30, 2018, the members of the Compensation Committee were: Adam Szweras (Chair), Michael Singer and Steve Dobler. Adam Szweras and Michael Singer are independent members of this Committee. Steve Dobler is not independent (President of the Company). The Company has adopted a Compensation Committee Charter. The Compensation Committee conducts reviews with regard to the directors’ and the Chief Executive Officer’s compensation once a year. To make its recommendation on directors’ and the Chief Executive Officer’s compensation, this Committee takes into account the types of compensation and the amounts paid to directors and Chief Executive Officers of comparable publicly traded Canadian companies. Members of the Compensation Committee do not currently receive any remuneration for acting in such capacity.

The Company also has in place a Disclosure Confidentiality and Insider Trading Policy, a Securities Trading and Reporting Policy, and Whistle Blower Policy.

All of the Company’s charters and policies can be viewed on the Company’s corporate website at https://auroramj.com/investors.

CORPORATE GOVERNANCE

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA has implemented National Instrument 58-101F2 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. A complete description of corporate governance is set out in the Statement of Corporate Governance Practices attached as Schedule A to this Information Circular.

The Company recognizes the benefits of having a diverse Board, and seeks to increase diversity at the Board level. The Company does not maintain quotas or targets regarding gender representation on the Board or in executive officer positions. All Board appointments will be made based on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective, with due regard for the benefits of diversity (including the level of representation of women on the Board). As at the date of this Information Circular, the Company has three senior officers who are female. The Company recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, regardless of gender, age, ethnic origin, religion, sexual orientation or disability or other aspects of diversity in executive officer positions.

The Board’s mandate expressly encourages a diversity of background skills and experience and personal characteristics among the directors. As a result, while neither a written policy nor targets relating to the identification and nomination of female directors have been adopted to date and the emphasis in filling Board vacancies is on finding the best qualified candidates given the needs and circumstances of the Board, a nominee’s diversity will be considered favourably in the identification and selection process.

The Board has not adopted any policies that specifically address the appointment of women to executive officers positions. The Board believes that executive officer appointments should be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of management at the time. The Company believes that considering the broadest group of individuals is required to provide the leadership needed to achieve the Company’s business objectives; The representation of women in executive officer positions has not been considered when making executive officer appointments and the Company has not adopted targets regarding the representation of women in executive officer positions for the reasons stated above.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis (“CD&A”) of the Company provides information about the Company’s executive compensation program, including the objectives, processes, policies and decisions which support the determination of the compensation, both short, medium and long term, that is provided to its Named Executive Officers (or “NEOs”).

For the purposes of this CD&A, which reviews executive compensation for the financial year ending June 30, 2018, the NEO information as discussed reflects the five highest-paid executive officers in that fiscal year. These NEOs are:

•	Terry Booth, Chief Executive Officer;
•	Steve Dobler, President;
•	Glen Ibbott, Chief Financial Officer;
•	Cameron Battley, Chief Corporate Officer;
•	Allan Cleiren, Chief Operating Officer;

Compensation Objective and Principles

The Company’s primary objective in its executive compensation program is to provide a reasonable and competitive opportunity that is consistent with market-based practices for individuals possessing the experience and skills needed to improve the overall performance of the organization.

The following principles guide the Company’s executive compensation program:

•	Compensation levels and opportunities must be market-competitive to attract and retain qualified and experienced executives, while being fair and reasonable to shareholders;
•	Compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	Compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives.

The ability to attract, hire, and retain effective, experienced leadership in a highly-competitive growth industry ensures the foundational stability of the Company while driving business expansion toward new opportunities. This supports long-term interests of the Company and drives value for its shareholders.

Compensation Program Design

The Company’s executive compensation program is based on a pay-for-performance philosophy to achieve the following overall goals:

•	Encourage the attraction, motivation, and retention of key employees needed to drive the business strategy; and
•	Reward these key employees for financial and operating performance, and leadership excellence.

The total executive compensation package includes elements designed to compensate executives fairly for their employment while encouraging personal initiative and targeting corporate-wide performance levels to achieve the Company’s strategic and business objectives over the short and long term.

Industry-Competitive Compensation Model

Each year, the Compensation Committee reviews the competitiveness of the Company’s compensation program. The Compensation Committee reviews the executive compensation levels of the Company’s peers to assess the competitive levels for each of the elements of NEO compensation (base salary, annual incentive and long-term incentives). This assessment ensures the NEOs of the Company are fairly paid a commensurate or industry-competitive salary that aligns with earnings of other executive officers holding comparable positions with similar publicly traded entities.

Companies in the peer group used for setting fiscal 2018 pay are Canadian, publicly traded, of similar size (market capitalization, enterprise value and assets and revenue) complexity, and / or operate within the same, or similar, industry.

In consideration of the Company’s executive compensation program in 2018, the peer group assessment included the following 15 companies

•	AGT Food and Ingredients Inc.
•	Andrew Peller Ltd.
•	Aphria Inc.
•	Canopy Growth Corp.
•	Clearwater Seafoods Inc.
•	Cott Corporation
•	GW Pharmaceuticals
•	High Liner Foods Inc.
•	Insys Therapeutics Inc.
•	Lassonde Industries Inc.
•	Maple Leaf Foods Inc.
•	Molson Coors Brewing Co.
•	Premium Brands Holding Corp.
•	Rogers Sugar Inc.
•	SunOpta Inc.

The peer group outlined above was used by the Compensation Committee in setting executive and director compensation levels for fiscal 2018 and in shaping Aurora’s go-forward compensation strategy. Given the rapid changes in Aurora’s growth trajectory and the medical cannabis industry, the peer group is in part based on future growth expectations of the Company. The Compensation Committee will continue to assess the appropriateness of the Company’s compensation peers as the Company and sector continue to grow, evolve and mature.

Compensation Consultant

To perform these peer assessments, the Compensation Committee retains the services of independent third-party experts, including compensation experts, which report directly to it. The role of these compensation experts is to advise the Compensation Committee on trends in executive compensation within the competitive market in which the Company operates, the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, and any other compensation matters that may be required to ensure fulfillment of the Compensation Committee mandate. Mercer (Canada) Limited (“Mercer”) was first engaged in May 2018 to provide this expertise and support to the Compensation Committee. Fees paid to Mercer for these services were $77,089 in fiscal 2018. No fees were paid to a compensation consultant for fiscal 2017.

Mercer compared the compensation of the Company’s NEOs against the comparator group and provided its findings in an Executive Compensation Report (“Report”), dated June 11, 2018. The Report recommended potential compensation adjustments to position each NEO within the market-competitive range at the median (50th percentile) relative to comparable positions in peer organizations.

It should be noted that end-decisions about NEO compensation levels are the sole responsibility of the Compensation Committee. These decisions may reflect factors and considerations other than the information and recommendations provided by Mercer.

Elements of Compensation

The NEO total compensation package is comprised of three main elements: annual base salary, annual short-term incentives, and long-term incentives.

Each of the three elements of the Company’s executive compensation program were designed with its objective principle and goals in mind. That is to: 1) attract and retain quality employees; 2) ensure fair value for their employment; and 3) provide an appropriate mix of short-term and long-term incentives for purposes of achieving the Company’s strategic and business objectives.

Compensation Element	Objective	Rationale
Annual Base Salary	Salary provides executives with a market- competitive fixed rate of pay.	Salary provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while keeping the emphasis on rewarding personal performance.
Annual Short-term Incentive	The Management Bonus Plan encourages executives to meet specified performance targets for corporate and individual objectives.	Annual incentive bonuses provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.
Long-term Incentive (LTIs)	LTIs align employee interests with share price growth and rewards according to the Company’s performance.	LTIs provide for a vehicle to attract and retain key employees while rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

Target levels within each element of the compensation program are reviewed and assessed annually by the Compensation Committee to ensure market-competitive value and continued alignment with the Company and shareholder interests.

Pay Mix

A significant proportion of each NEO’s pay is performance-based as noted in the following pie charts:

Annual Base Salary

Base salary is a primary level of employee compensation that is offered to all employees of the Company. An NEO base salary is offered at a level of compensation designed to attract and retain individuals who possess the appropriate skills and experience, and to remunerate for satisfying respective job roles and responsibilities. An NEO’s base salary may grow over time to reflect the individual’s total performance contributions in connection with their specific duties.

Base salary levels for NEOs of the Company are set out in the employment agreements, which are reviewed annually by the Compensation Committee as part of the total compensation package. In making base salary recommendations to the Board, the Compensation Committee considers the skills and experience of the NEOs, their sustained performance, the industry and geographic markets in which the Company operates (per the peer group assessment), and internal equity of positions of similar scope.

Base salaries are reviewed annually to ensure they continue to properly reflect a balance of market and business conditions, as well as the levels of responsibility and accountability for each individual’s unique experiences, skills, capabilities, and level of sustained performance.

For 2018, the Compensation Committee approved the NEO salary adjustments to approximate the peer group median (50th percentile). For more information, please see the “Summary of Compensation Table”.

NEO	September, 2018 Base Salary ($)	September 2017 Base Salary ($)	% of Base Salary Change
Terry Booth	500,000	325,000	53.8%
Steve Dobler	350,000	250,000	40%
Glen Ibbott	350,000	250,000	40%
Cam Battley	300,000	250,000	20%
Allan Cleiren	300,000	250,000	20%

Annual Short-Term Incentives

Short-term incentives are provided through the Company’s Management Bonus Plan (“Bonus Plan”). The Company believes that having this reward structure in place motivates individual performance toward, and aligns all executive officers to, the Company’s objectives. This supports the Company’s pay-for-performance philosophy, aligns with its overall goals and maximizes the potential for annual corporate performance, profitability, and shareholder value.

The Bonus Plan for fiscal 2018 was approved by the Board effective July 1, 2017. It is designed to support the Company’s business strategy and annual operating plans. Associated performance targets within the Bonus Plan focus the NEOs on short- and long-term corporate objectives and reward the appropriate level of effort in achieving those objectives.

Bonus awards are paid to individuals upon the completion of the fiscal year where targets for the minimum threshold have been met or surpassed. The structure of the Bonus Plan allows high-achieving employees to be recognized for their performance, even if the Company should not achieve certain corporate measures during the year. In any fiscal year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. For the 2018 fiscal period, the Compensation Committee exercised discretion to pay out the bonuses at 100% of target because of the significant contributions of the NEOs in Company’s overall 2018 performance.

For 2018, the payouts under the Bonus Plan were based on the following significant achievements:

2018 Performance Achievements	Description of 2018 Result
1. Execute on global expansion strategy

Established our European footprint with Pedanios (Aurora Deutschland GmbH) expansion based in Germany as the leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, now our European headquarters. Increased ownership in Cann Group, Aurora Nordic joint venture, won a tender to supply the Italian government, Aurora Malta, majority shareholder with Cherubino Ltd.

2. Increase production capacity	The completion for Aurora Eau and Aurora Vie, percentage completion of Aurora Sky and Aurora Sun started. Aurora Mountain facility exceeded annual production capacity.
3. Complete several acquisitions and keystone investments

Initiated and/or completed the successful integration of several transactions (including BCNL and Urban Cultivator, ALPS, Cannimed and MedReleaf) that positioned the Company well strategically. Also made key investments in cannabis related companies (Radient Technologies, Alcanna, The Green Organic Dutchman and Capcium Inc.).

4. Adult Usage Preparation	Coast-to coast provincial supply arrangements covering 98% of the Canadian population. Recruited a National retail sales organization.

The final bonus payout is calculated by the Compensation Committee, based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company. The Chief Executive Officer has a Target percentage incentive level of 75%. Other NEOs have a Target percentage incentive level of 50%.

For more information on short-term incentives paid, please see the “Summary of Compensation table”.

Long-Term Incentives

Long-term incentives (“LTIs”) are awarded to NEOs as part of the total compensation package. This portion of the executive compensation package is intended to incentivize the NEOs over the longer term by providing a reward that is linked directly to the market value performance of the Company. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of its shareholders.

The principal method of awarding LTIs is through the granting of stock options. In September 2017, the Company also implemented a new Restricted Share Unit Plan (“RSU Plan”) as an alternative vehicle for awarding a long-term incentive to NEOs. The addition of this type of long-term incentive was made to keep pace with changes in the executive compensation market and to ensure alignment with the Company’s evolving compensation objectives. The RSU Plan is described fully under “RESTRICTED SHARE UNIT PLAN”.

The NEOs receive a combination of share options and RSU awards as part of the annual grant cycle following the fiscal year- end. In September 2017, each of the NEOs received an equity award comprised of a combination of RSUs weighted at 50% and stock options weighted at 50%.

In 2018, the Company changed its methodology to be in line with peer companies’ total target compensation. The Company subsequently granted awards to each NEO as an aggregate LTI, comprised of a percentage of salary at the median with a mix of RSUs weighted at 30% and stock options weighted at 70%.

The Share Option and RSU Plans are administered by the Compensation Committee and are under the Board of Directors authority with respect to their terms and conditions, which include participation, interpretation, application, amendment and termination.

The number of option based awards and share based awards are reflected under the heading “OUTSTANDING COMPENSATION SECURITIES”.

Share Ownership Guidelines

The Company has recommended and approved its Share Ownership Guidelines (“SOG”), effective September 2018. As part of the total compensation package, the SOG requires the NEOs to have personal holdings in the Company’s Common Shares, or share equivalents that are equal to a multiple of the individual’s annual base salary.

The targets for 2018 are established as follows:

Executive	Multiple of Base Salary
CEO and President	5X
All other NEOs	2X
All other Executive Officers	1X

Meeting and maintaining SOG requirements is an ongoing expectation of the NEOs.

Share ownership, as part of the Executive Officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to remain associated with the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The definition of “share ownership” includes shares that are directly owned, Stock Options exercised and held as shares, shares acquired and held in the Company savings plan, Restricted Share Units (RSUs), and Deferred Share Units (DSUs). Vested or unvested unexercised stock options are not included in the definition of share ownership. Refer to “PARTICULARS OF MATTERS TO BE ACTED UPON - B. Adoption of DSU Plan”.

The number of outstanding options is considered by the Compensation Committee when determining the number of options to be granted in any year, due to the limited number of options which are available for grant under the Share Option Plan.

An executive included in the SOG will have up to five (5) years, measured from the end of the calendar year of hire or promotion, to reach the SOG requirement. The Compensation Committee reserves the right to determine time for compliance in extenuating circumstances.

If an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

SOGs levels are reviewed annually by the Board of Directors and the Chief Executive Officer. The Chief Human Resources Officer is responsible for periodically reviewing the SOG to ensure they are market-competitive and consistent with good governance practice. Any amendments to the SOG are made at the discretion of the Board of Directors.

Other Compensation and Employment Benefits

Group Benefits and Retirement Savings

The NEOs participate in the Company’s Group Benefits Plan and, as of August 1, 2017, they may also elect to participate in its Retirement Savings Plan. These respective plans are designed to support the well-being of all employees and to facilitate retirement savings.

Under mandatory participation in the Group Benefits Plan, the NEOs receive the same life insurance, accidental death and dismemberment, extended health and dental care benefits as other employees.

Under elective participation in the Company’s Registered Retirement Savings Plan, the Company matches employee contributions (up to a maximum of 2% of the employee’s base salary).

Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Chief Human Resources Officer to determine whether they continue to meet the Company’s business and human resource objectives.

Employee Share Purchase Plan

Effective November 25, 2017, the Company established an Employee Share Purchase Plan (“ESPP”) to provide employees of Aurora with an opportunity to acquire an ownership interest in the Company through the purchase of its common shares made by payroll deductions. See ‘EMPLOYEE SHARE PURCHASE PLAN’ below.

Under the ESPP, the Company matches employee contributions (up to a maximum of 1% of the employee’s base salary).

Employment Agreements

Aurora has employment agreements with the each of the following NEOs, providing for the conditions mentioned in the above section “Elements of the Compensation Program”.

•	Terry Booth, Chief Executive Officer;
•	Steve Dobler, President;
•	Glen Ibbott, Chief Financial Officer;
•	Cameron Battley, Chief Corporate Officer; and
•	Allan Cleiren, Chief Operating Officer

These agreements also contain certain potential severance and change in control payments described above under “Employment Agreements, Termination and Change in Control Benefits”.

Compensation Risk Management

Aurora uses the following compensation practices to mitigate risk:

•	a pay-for-performance philosophy that is embedded in the compensation design;

•	a mix of pay programs benchmarked against a relevant peer group in terms of both relative proportion and prevalence;
•	compensation programs that include a combination of short-, medium- and long-term elements that ensure
•	share ownership guidelines that ensure executives have a meaningful equity stake in Aurora to align their interests with those of Aurora shareholders; and
•	an anti-hedging policy to prevent activities that would weaken the intended pay-for-performance link and alignment with Aurora’s shareholders’ interests.

Anti-Hedging Policy

Aurora’s insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of Aurora and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by an NEO, as such positions delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving stock options (other than exercising options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short selling” (selling securities that the individual does not own).

The Role of the Compensation Committee

Executive compensation is reviewed annually by the Compensation Committee of the Board.

The Compensation Committee is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. This function assists in discharging the Board of its oversight responsibilities related to the compensation and retention of the Company’s NEOs.

The Compensation Committee’s responsibilities include, but are not limited to:

•	Approving employment agreements for the Company’s NEOs;
•	Setting policies for NEO remuneration;
•	Reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control packages of the Chief Executive Officer;
•	Considering the recommendations of the Chief Executive Officer and setting the terms and conditions of employment where other NEOs of the Company are concerned, including: approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control packages; and

Overseeing administration of the Company’s compensation plans, including the share option plan, the restricted share unit plan, and such other compensation plans or structures as are adopted by the Company from time to time.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2012, with the cumulative total return of the TSXV Composite Index as at the June 30 year end date of the Company for each year following June 30, 2012.

Notes:

(1)	At June 30, 2013 the Company, then known as “Prescient Mining Corp.” was trading on the TSXV under the stock symbol “PMC”.
(2)	The Company de-listed its Common Shares from the TSXV to trade on the Canadian Securities Exchange (the “CSE”) effective May 31, 2014, trading under the stock symbol “PMC”.
(3)	On October 2, 2014, the Company changed its name to Aurora Cannabis Inc. (“Aurora”) and effective October 4, 2016, the Company de-listed its Common Shares from the CSE.
(4)	Effective market opening October 5, 2016, the Common Shares commenced trading on the TSXV under the stock symbol “ACB”.
(5)	Effective July 24, 2017, the Common Shares commenced trading on the TSX under the stock symbol “ACB”. For continuity, the ACB stock symbol shown in the graph also represents the Company’s former symbol PMC.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria is based on the Company’s relative Shareholder return as compared to a peer index. See “Statement of Executive Compensation” contained herein.

STATEMENT OF EXECUTIVE COMPENSATION

General Provisions

In this section “Named Executive Officer” means

(a)	the Chief Executive Officer (or an individual who acted in a similar capacity) (the “CEO”);

(b)	the Chief Financial Officer (or an individual who acted in a similar capacity) (the “CFO”);

(c)	each of the Company’s three other most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (except those whose total salary and bonus does not exceed

$150,000) at the end of that financial year; and

(d)	each individual who would be an Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year.

During the fiscal year ended June 30, 2018, the NEOs of the Company were: Terry Booth, Chief Executive Officer, Steve Dobler, President, Glen Ibbott, Chief Financial Officer, Cameron Battley, Executive Vice President and Allan Cleiren, Chief Operating Officer.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended June 30, 2018, June 30, 2017 and June 30, 2016.

Name and principal position	Year	Salary	Share- based awards(1)	Option- based awards(2)	Non-equity incentive plan compensation		Pension value	All Other Compensation	Total Compensation
					Short-term incentive plans(3)	Long-term incentive plans
		($)	($)	($)	($)	($)	($)	($)	($)
Terry Booth, Chief Executive Officer and Director(4)	2018	325,000	690,000	336,422(5)	243,750	Nil	Nil	Nil	1,595,172
	2017	62,692(6)	130,000	1,854,167(5)	243,750	Nil	Nil	287,500(6)	2,578,109
	2016	Nil	Nil	Nil	Nil	Nil	Nil	125,000(6)	125,000
Steve Dobler, President and Director(7)	2018	250,000	483,000	235,495(8)	125,000	Nil	Nil	Nil	1,093,495
	2017	58,636(9)	50,000	1,854,167(8)	125,000	Nil	Nil	200,000(9)	2,287,803
	2016	Nil	Nil	Nil	Nil	Nil	Nil	75,000(9)	75,000
Glen Ibbott, Chief Financial Officer(10)	2018	250,000	483,000	235,495	125,000	Nil	Nil	Nil	1,094,245
	2017	37,500	10,417	1,648,462	20,833	Nil	Nil	Nil	1,717,212
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Amy Stephenson, Former Chief Financial Officer(11)	2018	Nil	Nil	Nil	Nil	Nil	Nil	10,000(12)	10,000
	2017	Nil	Nil	58,944	Nil	Nil	Nil	163,250(12)	222,194
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
John Bean, Former Chief Financial Officer and Director(13)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2017	Nil	Nil	Nil	Nil	Nil	Nil	9,900(14)	9,900
	2016	Nil	Nil	Nil	Nil	Nil	Nil	43,200(14)	43,200
Cameron Battley, Chief Corporate Officer(15)	2018	250,000	483,000	544,466	125,000	Nil	Nil	Nil	1,403,466
	2017	200,000	50,000	589,356	100,000	Nil	Nil	Nil	939,356
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Allan Cleiren, Chief Operating Officer(16)	2018	250,000	483,000	243,495	125,000	Nil	Nil	Nil	1,102,245
	2017	20,192	5,209	1,482,945	5,209	Nil	Nil	Nil	1,513,375
	2016	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The fair value of the share-based awards for the 2018 financial year was based on the closing price of $2.76 on September 28, 2017. The share-based awards for the 2017 financial year were accrued during the year ended June 30, 2017 and granted on September 28, 2017, and the fair value of these awards was based on the closing price of $2.76 on September 28, 2017.
(2)	Options are valued using the Black-Scholes option pricing model as described in the Company’s audited financial statements for the years ended June 30, 2018 and 2017. These amounts represent the fair value of the Options at the date of grant.
(3)	STIs for the year ended June 30, 2018 were paid on August 10, 2018, and STIs for the year ended June 30, 2017 were paid on September 25, 2017.
(4)	Mr. Booth was appointed Chief Executive Officer on December 9, 2014. Mr. Booth does not receive any compensation for his role as a Director.
(5)	Stock options were granted to Lola Ventures Inc., a private company controlled by Mr. Booth.
(6)	Management fees paid to Lola Ventures Inc., a private company controlled by Mr. Booth. Effective January 1, 2017, Mr. Booth entered into an employment agreement with the Company.
(7)	Mr. Dobler was appointed President on December 9, 2014. Mr. Dobler does not receive any compensation for his role as a Director.
(8)	Stock options were granted to 1771472 Alberta Ltd., a private company controlled by Mr. Dobler.
(9)	Management fees paid to 1771472 Alberta Ltd., a private company controlled by Mr. Dobler. Effective January 1, 2017, Mr. Dobler entered into an employment agreement with the Company.
(10)	Mr. Ibbott was appointed Chief Financial Officer on May 8, 2017.
(11)	Ms. Stephenson was appointed Interim Chief Financial Officer on August 4, 2016 and ceased to be CFO effective May 8, 2017. Ms. Stephenson provided transition consulting services until August 9, 2017.
(12)	CFO service fees paid to Branson Corporate Services Inc. Adam Szweras, a director of the Company, has a 24.5% indirect interest in Branson, through a family trust for the benefit of his minor children.
(13)	Mr. Bean was appointed Chief Financial Officer on December 9, 2014 and ceased to be CFO effective August 2, 2016.
(14)	CFO management fees paid to InSpire Consulting Services Ltd., a company controlled by Mr. Bean.
(15)	Mr. Battley was appointed Executive Vice President on November 7, 2016 and promoted to Chief Corporate Officer on January 8, 2018.
(16)	Mr. Cleiren was appointed Chief Operating Officer effective May 8, 2017.

Compensation Oversight

The Compensation Committee considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

EMPLOYEE SHARE PURCHASE PLAN

The Board resolved on November 25, 2017, the adoption of an employee share purchase plan (the “ESPP”). The ESPP was established to encourage employee share ownership. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders of the Company and provide employees with the opportunity to participate in the growth of the Company.

Key Features of the ESPP

Any individual who is an Employee shall be eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with any Employer.

Eligible employees of the Company may elect to participate in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed CDN$10,500 as defined in the ESPP. The Company will contribute $1.00 for every $2.00 contributed by that Participant. The funds so provided will be used to purchase shares of the Company on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSE on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. Pursuant to its terms of the ESPP, the Company may amend or terminate the ESPP at any time.

SHARE OPTION PLAN

Option-Based Awards

The Company graduated from the TSXV to the TSE on July 24, 2017. On September 25, 2017, the Board adopted a new form 10% “rolling” share option plan (the “Option Plan”) under TSE policies in replacement of the Company’s venture issuer form of share option plan, which Option Plan received shareholder approval at the Company’s November 13, 2017 Annual General and Special Meeting, including approval to Unallocated Option Entitlements”.

The following is a summary of the material terms of the Option Plan:

Eligible Persons. Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (a “Eligible Person”).

Restriction on Option Grants to Insiders. The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 2% of the issued Common Shares within any 12 month period;

(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 10% of the Company’s issued Common Shares; and

(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator. The Board (“Plan Administrator”) is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable. The number of Common Shares issuable under the Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. In addition to this 10% cap,

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Plan and under all other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 10% of the issued and outstanding Common Shares as at the date of grant of each Option under the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders shall not exceed 10% of the Common Shares then outstanding.
(c)	The aggregate number of Common Shares which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period shall not exceed 10% of the Common Shares then outstanding.

Exercise Price. The exercise price per Common Share shall be determined by the Board at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options. Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board, and may be made subject to performance conditions as the Board may determine at the time of granting such Options.

Term of Options. Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of granting the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options. Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal will immediately terminate without right to exercise same.

Assignability or Transferability of Options. Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Black-Out Period. In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of the Option Plan. Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSE, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect his rights under any Option theretofore granted under the Option Plan.

(a)       The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):

(i)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(ii)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(iii)	the addition of any form of financial assistance;
(iv)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(v)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(vi)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(vii)	any amendment that reduces the exercise price or permits the cancellation and re- issuance of Options;
(viii)	any amendment that extends Options beyond the original Option Period of such Options;
(ix)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(x)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the Option Plan;

(b)       The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:

(i)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(ii)	the addition of or a change to vesting provisions of a security or the Option Plan;
(iii)	the addition of a cashless exercise feature; and
(iv)	a change to the termination provisions of a security or the Plan that does not entail an extension beyond the original Option Period.

(c)       Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

RESTRICTED SHARE UNIT PLAN

Share-Based Awards

The Company adopted a Restricted Share Unit Plan (“RSU Plan”), which RSU Plan received shareholder approval at the Company’s November 13, 2017 Annual General and Special Meeting. The Company is authorized to grant a maximum of 10,00,000 common shares under the RSU Plan.

Summary of the RSU Plan

Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Benefits of the RSU Plan

The RSU Plan is designed to be a long term incentive for the directors, officers and other key employees of the Company (“Participants”) to provide for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Company through the motivation, attraction and retention of employees, directors and consultants of the Company and its designated affiliates and to secure for the Company and the shareholders of the Company the benefits inherent in the ownership of Common Shares by key employees, consultants and directors of the Company and its designated affiliates the opportunity offered to them to acquire a proprietary interest in the Company.

Nature and Administration of the RSU Plan

All Participants (as defined in the RSU Plan) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Directors or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Maximum Number of Shares

The maximum number of Common Shares made available for the RSU Plan shall not exceed 10,000,000 Common Shares, subject to adjustments pursuant the RSU Plan. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security based compensation arrangements, within a one year period, shall not exceed 10% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable RSUs.

Restricted Period

The restricted period is subject to the discretion of the Board of Directors.

Payment of Dividends

In the event a cash dividend is paid to shareholders of the Company on the Common Shares while an RSU is outstanding, the Committee may, in its sole discretion, elect to credit each RSU Plan Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the RSU Plan Participant if the RSUs in the RSU Plan Participant’s account on the record date had been Common Shares divided by the Market Price (as such term is defined in the TSE Company Manual) of a Common Shares on the date on which dividends were paid by the Company. If the foregoing shall result in a fractional RSU, the fraction shall be disregarded.

Death or Disability of Participant

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue RSUs to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

“Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive Restricted Share Units (defined in the RSU Plan) as determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Retirement or Termination during Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of an RSU Plan Participant during the Restricted Period, any Restricted Share Units held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Retirement or Termination after Restricted Period

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the Retirement or Termination of the RSU Plan Participant following the Restricted Period and prior to the Deferred Payment Date (defined in the RSU Plan as the date after the Restricted Period which is the earlier of (i) the date to which the RSU Plan Participant has elected to defer receipt of Restricted Share Units in accordance with the RSU Plan; and (ii) the RSU Plan Participant’s Termination or Retirement Date) the RSU Plan Participant shall be entitled to receive and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the RSU Plan Participant.

Adjustments

In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and

(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control

Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Restricted Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Non-Assignable

The RSUs are non-assignable.

Amendment or Termination of RSU Plan

The Committee may from time to time in the absolute discretion of the Committee (without shareholder approval) amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a house keeping nature; and

(b)	changes to the Restricted Period of any RSU.

However, other than as set out above, any amendment, modification or change to the provisions of the RSUP Plan which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;

(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;

(c)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(d)	permit RSUs to be transferred other than for normal estate settlement purposes;

(e)	change insider participation limits and the director limits which would result in shareholder approval to be required on a disinterested basis; or

(f)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

OUTSTANDING COMPENSATION SECURITIES

The following table sets out all compensation plan option-based awards and share-based awards pursuant to the outstanding at fiscal year ended June 30, 2018, for each NEO.

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money option(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Terry Booth Chief Executive Officer and Director	350,000(3)	2.25	08-25-2021	2,467,500	250,000(4)	2,325,000	N/A
	1,250,000(3)	2.27	03-22-2022	8,787,500	N/A	N/A	N/A
	250,000(3)	2.76	09-29-2022	1,635,000	N/A	N/A	N/A
Steve Dobler President and Director	350,000(4)	2.25	08-25-2021	2,467,500	175,000(4)	1,627,500	N/A
	1,250,000(4)	2.27	03-22-2022	8,787,500	N/A	N/A	N/A
	175,000(4)	2.76	09-29-2022	1,144,500	N/A	N/A	N/A
Glen Ibbott Chief Financial Officer	1,050,000	2.49	05-11-2022	7,150,500	175,000	1,627,500	N/A
	175,000	2.76	09-29-2022	1,144,500	N/A	N/A	N/A

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of vested share based awards not paid out or distributed ($)
Cameron Battley Chief Corporate Officer	200,000	0.58	03-14-2021	1,744,000	175,000	1,627,500	N/A
	450,000	2.56	01-19-2022	3,033,000	N/A	N/A	N/A
	250,000	2.39	08-08-2022	1,727,500	N/A	N/A	N/A
	175,000	2.76	09-29-2022	1,144,500	N/A	N/A	N/A
Allan Cleiren Chief Operating Officer	812,500	2.49	05-11-2022	5,533,125	175,000	1,627,500	N/A
	162,500	2.76	09-29-2022	1,062,750	N/A	N/A	N/A

Notes:

(1)	The value of unexercised in-the-money stock options was based on the closing price of $9.30 on June 30, 2018.
(2)	The market value of share-based awards that have not vested was based on the closing price of $9. 30 on June 30, 2018.
(3)	Stock options and RSUs were granted to Lola Ventures Inc., a private company controlled by Terry Booth.
(4)	Stock options and RSUs were granted to 1771472 Alberta Ltd., a private company controlled by Steve Dobler.

Option-based Awards/Share-based Awards - Value Vested or Earned During the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the fiscal year ended June 30, 2018, for each NEO:

Named Executive Officer	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Terry Booth Chief Executive Officer and Director	2,553,542	Nil	243,750
Steve Dobler President and Director	2,444,792	Nil	125,000
Glen Ibbott Chief Financial Officer	2,016,542	Nil	125,000
Cameron Battley Chief Corporate Officer	2,813,292	Nil	125,000
Allan Cleiren Chief Operating Officer	1,275,000	Nil	125,000

Note:

(1)	The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.

Benefits, Vacation and Perquisites

Details of the benefits and perquisites provided to the Company’s NEOs are disclosed below in the All Other Compensation column of the “Summary Compensation Table”.

Pension Plan Benefits

The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains an insurance policy with respect to directors’ and officers’ liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $30,000,000 with an additional $5,000,000 in personal protection. The annual premium for the policy period is $1,228,500. The Company’s coverage under the policy is for a period of 12 months until June 1, 2019, with terms and premiums to be established at each renewal.

Employment Agreements, Termination and Change in Control Benefits

The Company currently has employment agreements with each of its NEOs as follows:

Terry Booth - Chief Executive Officer

The Company entered into an employment agreement with Mr. Terry Booth effective January 1, 2017 which provides for his annual base salary of $325,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 35% of the annual base salary, to be approved by the Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment without cause by providing Mr. Booth reasonable and adequate notice, or salary in lieu of notice of twelve months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 to a maximum of 24 months’ notice or base salary in lieu thereof. No change of control provisions were included in Mr. Booth’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Mr. Booth’s bonus target to 75% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Booth which provides for an increase in his annual base salary to $500,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 75% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of stock options and restricted share units (“RSUs”) under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including after a change of control, Mr. Booth will be entitled to a payment of 24 months of his base salary and cash bonus, and any and all unvested equity options granted to the Mr. Booth, including but not limited to stock options and RSUs, shall vest immediately.

Steve Dobler - President

The Company entered into an employment agreement with Mr. Steve Dobler effective January 1, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, participation in bonus plans and restricted share unit plans, bonuses of up to a maximum of 30% of the annual base salary, to be approved by the Compensation Committee, and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Dobler reasonable and adequate, or salary in lieu of notice of nine months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, with this calculation commencing as of July 1, 2013 to a maximum of 18 months’ notice or base salary in lieu thereof. No change of control provisions were included in Mr. Dobler’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with an increase to Mr. Dobler’s bonus target to 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Dobler which provides for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of stock options and RSUs under the long-term incentive plan and certain other benefits, including a reimbursement for housing expenses to the extent that such expenses were incurred solely in relation to his employment and standard benefit plans. In the event of a termination without cause or a resignation for good reason including after a change of control, Mr. Dobler will be entitled to a payment of 18 months of his base salary and cash bonus, and any and all unvested equity options granted to the Mr. Dobler, including but not limited to stock options and RSUs, shall vest immediately.

Glen Ibbott - Chief Financial Officer

The Company entered into an employment agreement with Mr. Glen Ibbott effective May 8, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, 1,250,000 stock options vesting quarterly over three years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Ibbott reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in Mr. Ibbott’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Ibbott’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Ibbott which provides for an increase in his annual base salary to $350,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of stock options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including after a change of control, Mr. Ibbott will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to the Mr. Ibbott, including but not limited to stock options and RSUs, shall vest immediately.

Cam Battley, Chief Corporate Officer

The Company entered into an employment agreement with Mr. Cameron Battley for the position of Senior Vice President effective March 14, 2016, which provides for his annual base salary of $200,000, four weeks’ annual vacation, 300,000 stock options with 50,000 options vesting immediately and the remainder to be vested evenly on a quarterly basis over two years, a signing bonus of $25,000 in shares and eligibility to participate in the Company’s standard benefit plans. Effective November 7, 2016, Mr. Battley was promoted to Executive Vice President and his annual salary increased to $250,000 effective August 1, 2017. He was subsequently promoted to Chief Corporate Officer on January 8, 2018. No termination without cause and change of control provisions were included in Mr. Battley’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Battley’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Battley which provides for an increase in his annual base salary to $300,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of stock options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including after a change of control, Mr. Battley will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to the Mr. Battley, including but not limited to stock options and RSUs, shall vest immediately.

Allan Cleiren, Chief Operating Officer

The Company entered into an employment agreement with Mr. Allan Cleiren effective May 22, 2017 which provides for his annual base salary of $250,000, four weeks’ annual vacation, 1,000,000 stock options vesting quarterly over four years with a life of five years, participation in bonus plans and restricted share unit plans, reimbursement of professional association fees and eligibility to participate in the Company’s standard benefit plans. The Company may terminate the employment agreement without cause by providing Mr. Cleiren reasonable and adequate notice, or salary in lieu of notice of six months’ base salary plus one additional month per year of service, calculated on a pro-rata basis, to a maximum of 12 months. No change of control provisions were included in Mr. Cleiren’s employment agreement. On September 25, 2017, the Board approved a Management Bonus Plan with Mr. Cleiren’s bonus target of 50% of his base salary.

Effective September 3, 2018, the Company entered into an amended employment agreement with Mr. Cleiren which provides for an increase in his annual base salary to $300,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to a maximum of 50% of his annual base salary subject to the achievement of corporate and individual performance targets, an annual award of stock options and RSUs under the long-term incentive plan and other standard benefit plans. In the event of a termination without cause or a resignation for good reason including after a change of control, Mr. Cleiren will be entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity options granted to the Mr. Cleiren, including but not limited to stock options and RSUs, shall vest immediately.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

DIRECTOR COMPENSATION

Fiscal year ended June 30, 2018

The following table sets forth the compensation provided to the non-employee directors of the Company during the fiscal year ended June 30, 2018.

Name of Director	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Adam Szweras	38,250	363,904	447,092	Nil	Nil	Nil	849,246
Barry Fishman(2)	5,000	Nil	67,016	Nil	Nil	Nil	72,016
Jason Dyck	56,250	363,904	1,352,587	Nil	Nil	60,000(3)	1,832,741
Joseph del Moral	Nil	63,527	447,239	Nil	Nil	Nil	510,766
Michael Singer(4)	110,250	363,904	560,663	Nil	Nil	65,605(4)	1,110,422
Diane Jang	36,346	Nil	169,949	Nil	Nil	Nil	206,295

Notes:

(1)	Options are valued using the Black-Scholes option pricing model as described in the Company’s audited financial statements for the years ended June 30, 2018 and 2017. These amounts represent the fair value of the Options at the date of grant.
(2)	Barry Fishman resigned as a director effective September 25, 2017.
(3)	Consulting fees for research and development services paid to 748086 Alberta Ltd., a company controlled by Jason Dyck. Stock options were also issued to 748086 Alberta Ltd.
(4)	Michael Singer is the Chairman of the Board. Other compensation consisted of financial advisory service fees paid to 8115966 Canada Inc., a company controlled by Michael Singer. The Company entered into an agreement effective July 1, 2018 with Michael Singer as Non- Executive Chair with annual remuneration of $300,000. Effective September 3, 2018, the Company entered into an amended agreement with Mr. Singer which provides for an increase in his annual base salary to $350,000.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at June 30, 2018, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Adam Szweras	58,334	0. 30	08-10-2020	525,006	175,000	1,627,500	Nil
	331,666	2. 25	10-01-2021	2,338,245	N/A	N/A	N/A
	175,000	2. 76	09-22-2022	1,144,500	N/A	N/A	N/A
Jason Dyck(2)	350,000	2. 25	08-25-2021	2,467,500	175,000	1,627,500	Nil
	500,000	2.56	01-19-2022	3,370,000	N/A	N/A	N/A
	175,000	2.76	12-14-2022	1,144,500	N/A	N/A	N/A
	350,000	7.00	12-13-2022	805,000	N/A	N/A	N/A
Joseph del Moral(3)	50,000	2.76	09-29-2022	327,000	50,000	465,000	Nil
	150,000	11.53	02-07-2023	N/A	N/A	N/A	N/A
Michael Singer	400,000	0.46	05-20-2021	3,536,000	175,000	1,627,500	Nil
	350,000	2.25	08-25-2021	2,467,500	N/A	N/A	N/A

Name	Option-based Awards				Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
	175,000	2.76	09-29-2022	1,144,500	N/A	N/A	N/A
Diane Jang	100,000	4.64	11-13-2022	466,000	Nil	Nil	Nil

Notes:

(1)	The value of in-the-money value stock options was based on the closing price of $9.30 on June 30, 2018.
(2)	Stock options granted to Jason Dyck were issued to 748086 Alberta Ltd., a company controlled by Jason Dyck.
(3)	Joseph del Moral resigned as a director effective March 6, 2018.

Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the year ended June 30, 2018, for each director, excluding a director who is already set out in disclosure for an NEO for the Company:

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Adam Szweras	1,986,250	N/A	N/A
Barry Fishman(2)	N/A	N/A	N/A
Jason Dyck	1,058,750	N/A	N/A
Joseph del Moral(3)	83,000	N/A	N/A
Michael Singer	871,500	N/A	N/A
Diane Jang	N/A	N/A	N/A

Notes:

(1)	The value of vested stock options that would have been realized if exercised on the vesting date is determined by the difference between the market price of the underlying securities and the exercise price of the options on the vesting date.
(2)	Barry Fishman resigned as a director effective September 25, 2017.
(3)	Joseph del Moral resigned as a director effective March 6, 2018.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

All Share Compensation Arrangements of the Company include the Option Plan and the RSU Plan as described above. As outstanding share options are exercised, additional share options may be granted to replace the exercised share options. In addition, as the number of issued and outstanding Common Shares increases, the number of share options available for granting to eligible optionees will also increase.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at June 30, 2018 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Share Option Plan	28,156,119	5. 36	18,655,194
Equity Compensation Plans Approved by Shareholders - Restricted Share Unit Plan	2,150,000	N/A	7,850,000
Equity compensation plans not approved by securityholders -	Nil	N/A	N/A
Total	30,306,119	5.36	26,505,194

Notes:

(1)	Represents the number of common shares reserved for issuance upon exercise of outstanding stock options and redemption of RSUs.
(2)	A maximum of 10% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Share Option Plan and the RSU Plan. As at June 30, 2018, the maximum number of Common Shares reserved for issuance under the Share Option Plan and the RSU Plan, in aggregate, was 56,811,313 Common Shares, (being 10% of the 568,113,131 Common Shares then issued and outstanding).

Burn Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of shares outstanding for the financial year, is set forth in the following table:

	For the fiscal year ended June 30(1)
	2018	2017	2016
The Option Plan	3.93%	4.36%	3.78%
The RSU Plan	0.0483%	0%	0%

Note:

(1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable fiscal year divided by the weighted average number of securities outstanding for the applicable fiscal year.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Advisory Vote on Executive Compensation

It is the Company’s belief that its shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Although an annual vote by shareholders on our compensation practices is not mandatory in Canada, we believe it is an essential part of good governance and enhances shareholder engagement by giving the shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. While shareholders will provide their collective “say on pay”, the Board remains fully responsible for their compensation decision and are not relieved of their responsibilities. Because the say on pay resolution is an advisory vote, the results are non- binding; however, the Board and Compensation Committee will take the results of the vote into account when considering future compensation policies, procedures and decisions.

For additional information regarding the Company’s approach to executive, shareholders should review the section “Compensation Discussion and Analysis” in this Information Circular.

The Board recognizes that say on pay is an evolving area in Canada and globally, and will continue to review this policy annually to ensure that it is effective in achieving its goals.

Shareholders are being asked at the Meeting to consider and approve the following ordinary resolution:

“BE IT RESOLVED that on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the Board’s approach to executive compensation disclosed in the Company’s Information Circular dated October 16, 2018 delivered in advance of the annual general and special meeting of shareholders held on November 30, 2018. ”

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% plus one vote) to approve the non-binding advisory resolution on the Company’s approach to executive compensation.

The management proxyholders intend to vote FOR the advisory resolution approving our approach to executive compensation, except in relation to Common Shares held by a Shareholder who instructs otherwise.

B.	Adoption of DSU Plan

On October 5, 2018, the board approved the adoption of a Non-Employee Directors Deferred Share Unit Plan which is subject to ratification by the shareholders of the Company at the meeting (“DSU Plan”).

Shareholders will be asked to consider and if thought fit, approve and ratify the Company’s DSU Plan. The purpose of the DSU Plan is to provide non-employee directors (the “Eligible Persons”) with the opportunity to receive equity based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s Shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity based compensation for cash based compensation.

Summary of the DSU Plan

A summary of the DSU Plan is set out below and a complete copy will be made available under the Company’s SEDAR profile at www.sedar.com. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Administration of Plan

The Compensation Committee shall administer the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. Share Price is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the Toronto Stock Exchange (“TSX”) averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the 90th day following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the Shareholder approval being sought at this Meeting), (ii) purchased by the Company on the open market for delivery to the former non- employee director, or (iii) settled in cash or any combination of the foregoing, as determined by the Company in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs

DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time shall not exceed 1,000,000. The maximum number of Common Shares issuable pursuant to all Security Based Compensation Arrangements (including all of Option, DSU and RSU Plans), at any time, including all shares, options or other rights to purchase or otherwise acquire Common Shares that are granted, shall not exceed 10% of the total number of outstanding Common Shares.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 10% of the total number of outstanding Common Shares. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12 month period may not exceed 10% of the Common Shares outstanding at the beginning of such 12 month period.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Amendments to the DSU Plan

In the event of Shareholder approval of the DSU Plan the Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;

(c)	amendments to the termination provisions of the DSU Plan;

(d)	amendments necessary or advisable because of any change in applicable laws;

(e)	amendments to the transferability of DSUs;

(f)	amendments relating to the administration of the DSU Plan; or

(g)       any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws; provided, however, that:

(a)	no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan; and

(b)	shareholder approval shall be obtained in accordance with TSX requirements, for any amendment:

i.	to increase the maximum number of Common Shares which may be issued under the DSU Plan;

ii.	to the amendment provisions of the DSU Plan; or

iii.	to expand the definition of “Participant”.

Certain United States Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences generally applicable to DSUs awarded under the DSU Plan. The following description applies to DSUs that are subject to U.S. federal income tax. The grant of DSUs and the crediting of DSUs to a Director’s DSU Account should not result in taxable income to the Director at the time of grant. When DSUs are paid out, the Director will recognize ordinary income equal to the fair market value of the Common Shares and cash received in settlement of the DSUs, and the Company will be entitled at that time to a corporate income tax deduction (for U.S. federal income tax purposes) for the same amount, subject to the general rules concerning deductibility of compensation. A Director’s basis in any Common Shares received will equal the fair market value of the Common Shares at the time the Director recognized ordinary income. If, as usually is the case, the Common Shares are a capital asset in the Director’s hands, any additional gain or loss recognized on a subsequent sale or exchange of the Common Shares will not be ordinary income but will qualify as capital gain or loss. To the extent that a Director’s DSUs are subject to U.S. federal income tax and to taxation under the Income Tax Act (Canada), DSUs awarded under the DSU Plan are intended to comply with Section 409A of the Internal Revenue Code and to avoid adverse tax consequences under paragraph 6801(d) of the regulations under the Income Tax Act (Canada), To that end, the DSU Plan contains certain forfeiture provisions that could apply to DSUs awarded under the DSU Plan in limited circumstances.

Shareholder Vote adoption DSU Plan

The TSX has conditionally approved the DSU Plan, subject to approval of the Shareholders. Based on the foregoing, Shareholders are requested to consider and, if thought advisable, to pass the following ordinary resolution approving the DSU Plan (the “DSU Plan Resolution”), with or without variation:

“BE IT RESOLVED, as an ordinary resolution, that:

1.	the 2018 Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”) allowing for the issuance of a maximum of that number of Common Shares from treasury equal to 1,000,000 of the Common Shares of the Company, a copy of which is filed on SEDAR at www.sedar.com, be and is hereby approved; and

2.	all currently available and unallocated Deferred Share Units issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until November 30, 2021.”

The Board unanimously recommends that Shareholders vote FOR the DSU Plan Resolution set out above. In the absence of a contrary instruction, the person(s) designated by management of the Company in the enclosed form of proxy intend to vote FOR the DSU Plan Resolution. Greater than 50% majority of the votes cast by Shareholders present in person or by proxy is required to approve and pass the DSU Plan Resolution.

The Company has not granted any DSUs at the date of this Information Circular.

If the DSU Plan Resolution is not passed by the Shareholders at the Meeting the Company will not be able to settle any DSUs granted following the Meeting through issuance of Common Shares from treasury.

C.	Adoption of Shareholder Rights Plan

On October 4, 2018, the Board approved the adoption of a shareholder rights plan (the “SRP”) to be entered into with Computershare Trust Company of Canada, the Company’s transfer agent, to take effect from October 4, 2018 but is subject to ratification by the shareholders of the Company at the Meeting.

Shareholders will be asked to consider and, if deemed advisable, to ratify the adoption of the SRP. The SRP must be reconfirmed by shareholders of the Company at the annual meeting of the Company to be held in 2021 and at every third annual meeting of the Company thereafter.

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution ratifying the adoption of a Shareholder Rights Plan Agreement (which gives effect to the shareholder rights plan) between the Company and Computershare Trust Company of Canada, more fully described below.

Background

Ratification of the SRP by shareholders is required by the Toronto Stock Exchange (“TSX”). The SRP is similar to plans adopted recently by several other Canadian companies and ratified by their shareholders.

The fundamental objectives of the SRP are to provide adequate time for the board and shareholders to assess an unsolicited take-over bid for the company, to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made, and to provide shareholders with an equal opportunity to participate in a take- over bid and receive full and fair value for their common shares.

The SRP encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board. If a take-over bid fails to meet these minimum standards and the SRP is not waived by the board, the SRP provides that holders of common shares, other than the acquirer, will be able to purchase additional common shares at a significant discount to market, thus exposing the person acquiring common shares to substantial dilution of its holdings.

As at the date of this Information Circular, the Board is not aware of any pending or threatened take-over bid for the Company and the SRP has not been adopted in response to any proposal to acquire control of the Company.

In adopting the SRP, the Board considered the existing legislative framework governing take-over bids in Canada. The Canadian Securities Administrators (CSA) adopted amendments to that framework in 2016 that, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by independent shareholders, and require a ten day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative amendments do not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•	protecting against ‘‘creeping bids’’ (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•	preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the SRP.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances including Permitted Bids (as defined in the SRP), the SRP is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the company. This is particularly so in the case of a partial bid for less than all the Common Shares.

As a result, the board has determined that it is advisable and in the best interests of the Company and its shareholders that the Company has in place a shareholder rights plan in the form of the SRP.

It is not the intention of the board, in recommending the ratification of the SRP to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company. The SRP provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a take- over bid that does not meet the Permitted Bid criteria, the board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the SRP in respect of such bid. In discharging such responsibility, the board will be obligated to act honestly and in good faith with a view to the best interests of the Company.

In recent years, unsolicited bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The Board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original bid price. There can be no assurance, however, that the company’s SRP would serve to bring about a similar result.

The SRP does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (British Columbia), the Company’s governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of holders of the Company’s Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The SRP is not expected to interfere with the day-to-day operations of the Company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the SRP is initially not dilutive. However, if a ‘‘Flip-in Event’’ (described below) occurs and the Rights separate from the common shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. n addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the SRP

The following is a summary of the principal terms of the SRP, which summary is qualified in its entirety by reference to the terms of the SRP.

1)	Effective Time

The effective time of the SRP is at 12:01 a.m. on November 30, 2018;

2)	Term

The SRP will remain in effect until the conclusion of Auroras’ annual shareholder meeting in 2021, subject to ratification at this Meeting and reconfirmation at the third annual meeting following the Company’s annual meeting in 2018.

3)	Issuance of Rights

At the Effective Time, one right (a “Right”) was issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

4)	Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after the earlier of (i) the first date of public a or disclosure by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intent of any person to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid; and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as a Permitted Bid or Competing Permitted Bid, as applicable.

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a ‘‘Flip-in Event’’. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase from the Company that number of Common Shares as have an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted subject to the terms of the SRP).

5)	Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by the registered ownership of the Common Shares (whether or not evidenced by a certificate representing Common Shares) issued from and after the Effective Time and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

(vi) Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

A.	the take-over bid must be made to all holders of record of common shares, other than the bidder;

B.	the take-over bid must contain the following irrevocable and unqualified conditions:

(a)	no Common Shares shall be taken up or paid for:

(i)	prior to the Close of Business on a date that is not less than 105 days following the date of the Take-over Bid or such shorter minimum period that a take-over bid that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104 must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

(ii)	unless, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the then Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

C.       unless the take-over bid is withdrawn, securities deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

D.       in the event that the deposit condition set forth in subsection B(i)(b) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

The SRP also allows for a competing Permitted Bid (a ‘‘Competing Permitted Bid’’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for those set out in B.(i)(a) above.

6)	Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the SRP to a particular Flip-in Event (an ‘‘Exempt Acquisition’’) where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the SRP has been waived.

7)	Redemption

The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at

$0.00001 per common share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

8)	Amendment

The Board may amend the SRP with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the SRP to maintain its validity due to changes in applicable legislation.

9)	Board of Directors

The SRP will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

10)	Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Shareholder vote ratifying the SRP

The text of the resolution ratifying the SRP to be put before shareholders at the meeting is given below. For the reasons indicated above, the board and management of the company believe that the SRP is in the best interest of the Company and its Shareholders. Ratification of the SRP by a majority of the votes cast at the meeting by shareholders voting in person or by proxy is required for its continued validity. In the absence of such ratification, it will cease to have any effect.

The text of the resolution approving the Shareholder Rights Plan to be put before shareholders at the Meeting is as follows: “BE IT HEREBY RESOLVED THAT:

1.	The Shareholder Rights Plan as set forth in the Rights Agreement between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated October 16, 2018 is hereby approved, confirmed and ratified and the Company is authorized to issue Rights pursuant thereto; and

2.	The making on or prior to the date hereof of any other amendments to the Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.”

Board’s Recommendation

FOR THE REASONS INDICATED ABOVE, THE BOARD AND MANAGEMENT OF THE COMPANY BELIEVE THAT THE SHAREHOLDER RIGHTS PLAN IS IN THE BEST INTEREST OF THE COMPANY AND ITS SHAREHOLDERS AND, ACCORDINGLY, UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR THE SHAREHOLDER RIGHTS PLAN. UNLESS THE SHAREHOLDER RIGHTS PLAN IS APPROVED BY A MAJORITY VOTE OF THE VOTES CAST AT THE MEETING BY SHAREHOLDERS VOTING IN PERSON AND BY PROXY IT WILL CEASE TO BE OF ANY FORM OR EFFECT.

The Named Proxyholders, if named as proxy, intend to vote the Common Shares represented by such proxy for the ratification of the Shareholder Rights Plan unless the Shareholder has directed in the proxy that such Common Shares be voted against it.

D. Adoption of New Articles

The Company’s current articles (the “Existing Articles”) can be accessed at the Company’s corporate website at https://auroramj.com/investors.

Due to clarifications required to the Existing Articles, management of the Company wishes to adopt new Articles (“New Articles”) to replace the Existing Articles. The primary deletions and/or additions to the New Articles refine a number of “housekeeping” primary provisions to principally reflect the provisions of the Business Corporations Act (British Columbia) that modernize British Columbia corporate legislation which provide greater flexibility to the Board in carrying out the business of the Company. The primary deletions and/or additions to the New Articles from that of the Existing Articles are set out below:

Uncertificated Securities

Certain sections to the New Articles have been added to ensure that confirmation is sent to each holder of an uncertificated share by written notice to the shareholder pursuant to the current provisions of the Business Corporations Act (British Columbia). The amendments modernize the Company’s corporate charter to permit the use of uncertified shares and electronic trading and to ensure the Company’s corporate charter facilitates the use of uncertificated Shares and electronic record keeping systems.

The material changes which are reflected in the New Articles under this Article provision include the following:

1.       If the shares of which a shareholder is the registered owner are not uncertificated shares, such shareholders will be entitled to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name, or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate. Shareholders holding uncertificated shares will receive written notice of any issue or transfer of those shares.

2.       The Existing Articles provided for a share transfer to be effective the Company must receive a “duly signed instrument of transfer”. In electronic delivery, in certain circumstances where transfers are effected by brokers on behalf of their clients, a signed instrument of transfer is not provided to the Company. The amendments reflected in the New Articles permit the transfer of shares to occur upon receipt by the Company or its transfer agent of a duly signed or a written instrument of transfer.

3.       The Existing Articles provide that the instrument of transfer must be in the form approved by the directors. The New Articles make the acceptance of the form of instrument of transfer by providing that the instrument of transfer be in a form either approved by the directors from time to time or by the transfer agent or registrar for those shares.

Elimination of Fractional Shares

The New Articles permit the Company to acquire for fair value any outstanding fractions of shares by delivering notice and funds to the holder of such fractional share. A shareholder whose fractional share is so purchased will have the right to apply to the court to determine the fair value of such shares. The Existing Articles do not permit the acquisition of fractional shares by the Company;

Alterations

The Company may be ordinary resolution (or a resolution of the directors in the case of the subdivision or consolidation of all or any of its unissued, or fully paid issued, shares, and as to the alteration of the identifying name of any of its shares), alter its Notice of Articles and (New) Articles accordingly;

Special Rights and Restrictions

The New Articles provide that the attachment, variation and deletion of special rights and restrictions and restrictions must be by ordinary resolution;

Other Alterations

If the Business Corporations Act (British Columbia) does not specify the type of resolution and these (New) Articles do not specify another type of resolution, the Company may by ordinary resolution alter these (New) Articles;

Notice of Meetings of Shareholders

Updated wording;

Place of Meetings

Updated to indicate that in addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors;

Quorum at Shareholder Meetings

Updated to indicate quorum for the transaction of business at a meeting of shareholders is two person who are, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting;

Selection of Alternate Chair

Updated to add that the solicitor of the Company to be chair of the meeting;

Motion Need Not be Seconded

Updated by the addition of unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion;

Proxyholder Updated wording; Deposit of Proxy

Under the New Articles, a proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet or telephone voting or by mail, if permitted by the notice calling the meeting or the information circular for the meeting;

Removal of Directors by Shareholders

Under the New Articles the Company may remove any director before the expiration of his or her term of office by special resolution;

Remuneration of Auditor

Under the New Articles, the directors may from time to time set the remuneration of an auditor;

Quorum at Director Meetings

Under the New Articles, the quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting. The Existing Articles state that the number of directors if not so set, be set at two;

Indemnification

Updated wording;

Notices - Deemed Receipt of Mailing

A notice, statement, report or other record that is mailed by ordinary mail to the applicable address for that person, faxed to a person to the fax number provided by that person and e-mailed to a person to the e-mail address provided by that person, is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted), faxed or e-mailed to a person on the day that it was faxed or emailed. The Existing Articles does not include fax and e-mail;

Undelivered Notices

Under the New Articles, if on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address;

Private Company Prohibitions

Removed as the Company is a reporting company.

Shareholder vote to the adoption of New Articles of the Company

The Company’s shareholders will be asked to consider and, if thought advisable, to pass, with or without amendment, a special resolution to adopt the New Articles, the text of which is as follows:

“RESOLVED, as a special resolution, to approve the New Articles of the Company as follows:

Articles

1.       The Current Articles of the Company are cancelled and that the form of Articles attached as Schedule A to this resolution are adopted as the Articles of the Company.

Condition for New Articles

2.       It is a condition of this resolution that the New Articles of the Company referred to above do not take effect until the date and time that this resolution and the signed New Articles are received and stamped for deposit at the Company’s records office.

Execution of Documents

3.       Any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such transition, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.

Revocation of Resolution

4.       Pursuant to section 139 of the Business Corporations Act (British Columbia), the directors have the right to revoke the above ordinary resolutions before they are acted on. ”

This special resolution must be approved by at least two-thirds of the votes cast by shareholder of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such special resolution.

The form of the proposed resolution set forth above is subject to such amendments as management may propose at the Meeting but which do not materially affect the substance of the proposed resolution.

The above special resolution, if passed, will become effective immediately upon the New Articles together with the signed Minutes approving the New Articles being received for deposit at the Company’s records office.

The Board has reviewed and considered all material facts relating to the replacement of the Existing Articles by the New Articles which it has considered to be relevant to shareholders. It is the unanimous recommendation of the Board that that shareholders vote in favour of the special resolution. In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote in favour of the special resolution.

Shareholders may request a copy of the New Articles prior to the Meeting by contacting the Company at the Company’s Vancouver office at Suite 900 - 510 Seymour Street, Vancouver, British Columbia, Canada V6B 3J5, Tel.: 604-362-5207.

Upon receipt of approval to the new form of Articles, a complete set may be accessed on the Company’s corporate website at https://auroramj.com/investors and on the Company’s website located at www.sedar.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular, including the disclosure below, briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

On November 2, 2017, the Company completed a public offering and a concurrent private placement of units, raising proceeds of $69,000,000 and $6,000,000, respectively, at $3 per unit. Each unit consisted one Common Share and one Common Share warrant exercisable at a price of $4.00 per Common Share for a period of three years. 748086 Alberta Ltd. , a private company controlled by Jason Dyck, a director of the Company, subscribed for 116,667 units, Lola Ventures Inc. , a private company controlled by Terry Booth, subscribed for 116,667 units, 177472 Alberta Ltd., a private company controlled by Steve Dobler, subscribed for 117,000 units, Belot Business Consulting Corp. , a private company controlled by Neil Belot, Chief Global Business Development Officer of the Company, subscribed for 166,720 units and Allan Cleiren, COO, subscribed for 33,000 units.

On November 28, 2017, the Company completed an offering of 115,000,000 special warrants exercisable into convertible debentures for gross proceeds of $115,000,000. On January 12, 2018, the special warrants were exercised into $115,000,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible into Common Shares at $6. 50 per Common Share subject to a forced conversion if after four months and one day following closing, the VWAP of the Common Shares equals or exceeds $9. 00 per Common Share for 10 consecutive trading days. Lola Ventures Inc., a private company controlled by Terry Booth, subscribed for a principal amount of $250,000 and Allan Cleiren, COO, subscribed for a principal amount of $100,000.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available on the SEDAR website located at www.sedar.com under “Company Profiles - Aurora Cannabis Inc.”. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company at toll-free 1-855-279-4652 (within Canada and the US) or sending an email to IR@auroramj.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders has been approved by the Board.

DATED at Vancouver, British Columbia, October 16, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Terry Booth

Terry Booth

Chief Executive Officer

Schedule A attached to Aurora Cannabis Inc. Information Circular dated October 16, 2018
Disclosure of Corporate Governance

The Company is committed to maintaining high standards of corporate governance. The Company is in the process of establishing a comprehensive corporate governance policy to continually assess its governance practices as corporate governance policies, practices and requirements evolve.

The following disclosure has been approved by the Board. The information contained herein is current as of June 30, 2018, unless otherwise stated. The following is a report under Form 58-101F1 in accordance with National Instrument 58 201 Disclosure of corporate Governance Practices (“NI 58-101”):

NI 58-101		Corporate Governance Practices

1.	Board of Directors

NI 58-101 states that a director is independent if a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the Company and of any significant security holder of the Company.

(a)	Disclose the identity of directors who are independent.	During 2018, the Company had six directors listed below, the majority of whom meet the independence standards as set out by NI 58-101.

			Independent	Not Independent
		Michael Singer	X
		Terry Booth		X
		Steve Dobler		X
		Jason Dyck	X
		Adam Szweras	X
		Joseph del Moral(1)		X
(1) Joseph del Moral resigned as a director effective March 6, 2018.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Explanations for the determination of these directors’ non-independence is as follows:
		Terry Booth	Mr. Booth is a non-independent director as he is the Chief Executive Officer of the Company.
		Steve Dobler	Mr. Dobler is a non-independent director as he is the President of the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that the majority of directors are independent within the meaning of NI 58-101.

The Company currently has a board comprised of six directors, three of whom are independent. The independent directors are able to, and at ad hoc, as necessary intervals, meet without the presence of management to ensure that the board may function independent of management. During the fiscal year ended June 30, 2018, there have been eight meetings of the board.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or foreign jurisdiction, identify both the director and the other issuer.	Refer to heading “ELECTION OF DIRECTORS - Director Biographies” in the Information Circular.

NI 58-101		Corporate Governance Practices

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which nonindependent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors are invited to hold in camera sessions at any time, including after Board and committee meetings. During these sessions of the independent directors, members of management and non-independent directors are not present. The Company believes that these in camera sessions contribute to the Board’s independent oversight.

In Fiscal 2018, the following meetings were held:

		Board Meetings		8
		Audit Committee		4
		Nominating and Corporate Governance Committee		-
		Compensation Committee		5

(1) Meetings of the independent members of the board of directors are held, as required, within the context of scheduled regular board meetings, or as cases may arise pertaining to related party transactions.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Michael Singer was appointed Chairman of the Board on May 20, 2016. Mr. Singer is considered an independent director.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The following chart sets out meeting attendance record of our directors during Fiscal 2018: Committees
		Director	Board Meetings	Committee
				Audit	Nominating and Corporate Governance	Compensation
		Michael Singer	8	4	-	5
		Terry Booth	8	-	-	-
		Steve Dobler	8	3	-	5
		Jason Dyck	8	1	-	-
		Adam Szweras	8	4	-	5
		Joseph del Moral(1)	5	-	-	-
		Barry Fishman(2)	1	-	-	3
		Norma Beauchamp(3)	-	-	-	-
		Ronald Funk(4)	-	-	-	-
		(1) Mr. del Moral was appointed on October 1, 2016 and resigned as a director on March 6, 2018.
		(2) Mr. Fishman was appointed on October 11, 2016 and as a result, did not attend any board meetings held prior to his appointment. Mr. Fishman resigned as a director on September 25, 2017.
		(3) Norma Beauchamp was appointed on July 25, 2018 and as a result, did not attend any board meetings held prior to her appointment.
		(4) Ronald Funk was appointed on July 25, 2018 and as a result, did not attend any board meetings held prior to his appointment.

NI 58-101		Corporate Governance Practices

2.	Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board of Directors oversees the management of the business and affairs of the Company. The Board has a written charter that outlines its duties and responsibilities. The Board is responsible for, amongst other things, overseeing the
• Strategic planning process
• Identification of principal business opportunities
• Identification of management of risks, and
• Internal controls and management information systems

The full text of the Company’s Board Mandate is attached as Schedule B to this Information Circular. The Board discharges its responsibilities directly and through its committees which currently consists of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee.

3.	Position Descriptions
(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has not yet developed written position descriptions for the following:

   •    Chairman of the Board

   •    Committee Chairs

The Company’s Audit Committee Charter (attached to the Company’s Annual Information Form dated September 24, 2018 for the fiscal year ended June 30, 2018) further specifies the role of the Audit Committee.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Company has one CEO. Effective January 1, 2017, the Company entered into an agreement to retain Terry Booth as the CEO. Prior to January 1, 2017, Terry Booth provided CEO services on a consulting basis through Lola Ventures Inc., a private company controlled by Terry Booth. The Company has not developed a written position description for this position.

4.	Orientation and Continuing Education
(a)	Briefly describe what measures the board takes to orient new directors regarding	The Company provides to all new directors, a corporate governance package that includes, a “Directors Binder” containing company by-laws, corporate governance statement, committees and terms of references, director compensation, insider trading policy, meeting schedule, contact lists for directors and senior management, copies of the most recent annual report, proxy circular, annual information form, press releases, investment analyst reports, meeting minutes, quarterly financial statements and budgets.
(i) the role of the board, its committees and its directors, and
(ii) the nature and operation of the issuer’s business.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	The Company does not maintain a continuing education program for its directors. The Board is comprised of seasoned, experienced business professionals who, in most cases, possess previous experience as directors of a company. The Nominating and Corporate Governance Committee is responsible for updating the directors on changes in corporate governance.

5.	Ethical Business Conduct
(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Company has adopted a formal Code of Business Conduct and Ethics for directors, officers and employees as contemplated by NI 58-101.
	(i) disclose how a person or company may obtain a copy of the code;	The Company’s Code of Business Conduct is available on the SEDAR website at www.sedar.com.

NI 58-101		Corporate Governance Practices

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Board monitors compliance in various ways. The Nominating and Corporate Governance Committee meets with management and with its auditors as needed to, inter alia, review compliance issues, including compliance with the Company’s policies and procedures. The Nominating and Corporate Governance Committee’s mandate includes ensuring compliance by the Company’s directors, officers, employees, agents and representatives with internal policies and procedures.

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In the ordinary course of business, the Company enters into transactions with which the director may have a relationship. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and withdraws from any discussion or vote on the transaction.

The Company’s Nominating and Corporate Governance Committee also monitors compliance with the internal policies and procedures of the Company.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Company prepares training modules for employees, officers and directors in respect of compliance with the Company’s policies and procedures. The Company has a Corporate Manual which is provided to employees at the commencement of employment and annually thereafter, each employee reviews and provides written acknowledgement of adherence to the policies contained within the Manual which includes policies on Code of Conduct, Confidentiality, Conflict of Interest and Non-Disclosure.

The Company also has a Whistle Blower Policy which supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns through management or the Chair of the Audit Committee.

6.	Nomination of Directors
(a)	Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee consists of a majority of independent directors under the National Policy 58-201 Corporate Governance Guidelines and is responsible for proposing to the full board new nominees to the board. See “Other Board Committees”.

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee is composed of a majority of independent directors. The Committee Chair is an independent director.

The Board encourages an objective nominating process for new directors by open discussion at Board meetings, and review of candidates by the independent members of the Committee.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee consists of a majority of independent directors and is responsible for proposing to the full board new nominees to the Board. See “OTHER COMMITTEES OF THE BOARD”.

NI 58-101		Corporate Governance Practices

7.	Compensation
(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Board reviews directors’ compensation annually and considers the current compensation to be appropriate for the responsibilities and risks assumed by the directors.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	The Board has a Compensation Committee that is composed of a majority of independent directors. On an annual basis, the Board reviews management compensation having regard to market factors and industry comparable compensation.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	See “OTHER COMMITTEES OF THE BOARD”.

8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Other than the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, there are no other committees of the Company.

9.	Assessments
	Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Board has delegated on-going assessment of the Board, its committees and individual directors to the Nominating and Corporate Governance Committee, which reports its findings to the Board. No formal annual assessment is presently conducted.

10.	Director Term Limits and Other Mechanisms of Board Renewal
	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company over time. The Company considers the benefits of regular renewal in the context of the needs of the Board at the time.

NI 58-101		Corporate Governance Practices

11.	Policies regarding the Representation of Women on the Board
(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.	The Board has not adopted any policies that address the identification and nomination of directors in regard to Board diversity. The Company is committed to nominating highly qualified individuals to fulfill director roles. The Board believes that a diverse and inclusive environment that values a variety of backgrounds, skills and experience will best ensure that Board members provide the necessary range of perspectives, experience and expertise required to provide leadership needed to achieve the Company’s business objectives, without reference to their age or gender of the Company.

(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy

12.	Consideration of the Representation of Women in the Director Identification and Selection Process
	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election on the board, disclose the issuer’s reasons for not doing so.	The Company does not specifically focus on the level of representation of women on the Board in identifying nominees, but does consider gender as one of many diversity factors. The Company assesses the knowledge and skills personal qualities or professional experiences of a director nominee in light of the current skills on the Board. The Company takes measures to identify and recruit a well-qualified group of candidates who will complement the other board members and improve the effectiveness of the Board, as a whole.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments
	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive offer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	The Company does not specifically focus on the level of representation of women in executive officer positions in identifying candidates for those positions, but considers the same diversity factors applied to the selection of nominees for the Board. The Company’s commitment to the level of representation of women in executive officer positions is not considered when making executive officer appointments. The Board takes into account a candidate’s knowledge, qualifications and expertise, with diversity factors such as gender, age, cultural background and other personal characteristics.

NI 58-101		Corporate Governance Practices

14.	Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	The Board and the Company have not established or imposed quotas or targets regarding for the appointment of women to the Board or to executive officer positions. Instead of establishing firm targets, the Board and the Company prefer to consider gender as one of a number of factors in selecting candidates.

(b)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(c)	If the issuer has adopted a target, disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions
(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See heading “ELECTION OF DIRECTORS” in the Information Circular as to the nomination of Diane Jang and Norma Beauchamp as Directors of the Company. Currently, three women serve in executive officer positions at the Company.
(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

SCHEDULE B

AURORA CANNABIS INC. (the "Company")

BOARD MANDATE

Article 1. Introduction to the Board’s Mandate

The Company is committed to providing clear leadership and vision to its directors, officers and employees. In furtherance of this commitment and in recognition of the Board’s responsibility for the stewardship of the Company, the Board of Directors (the "Board") has adopted this Board mandate (the "Mandate"). The principles set out in this Mandate define the parameters for the implementation and achievement of corporate goals and objectives. This Mandate requires compliance from each Director in letter and spirit. Each Director will execute his/her duties as a member of the Board in accordance with the terms contained in thisMandate.

Article 2. Composition and Functioning of the Board

(A)	COMPOSITION OF THE BOARD

The Board will be composed of a majority of independent directors. "Independent" will have the meaning given to it under applicable securities legislation and stock exchange policy. Generally, an independent director is one that does not have any direct or indirect material relationship with the Company that could reasonably be expected to affect his or her independent judgment.

(B)	INDEPENDENT DIRECTORS

"Independent director" means a person other than an executive officer or employee of the company. No director qualifies as independent unless the issuer's board of directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The following is a non-exclusive list of persons who shall not be considered independent:

a.	a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer than oneyear);

b.	a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $75,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(i)	compensation for board or board committee service,
(ii)	compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,
(iii)	compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year), or
(iv)	benefits under a tax-qualified retirement plan, or non-discretionary compensation;

c.	a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the company as an executive officer;

d.	a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company's securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

e.	a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer's executive officers serve on the compensation committee of such other entity;

f.	a director who is, or has an immediate family member who is, a current partner of the company's outside auditor,

or was a partner or employee of the company's outside auditor who worked on the company's audit at any time during any of the past three years; or

g.	a director who owns or controls 10% or more of a class of the Company’s securities or is able to affect materially the control of the Company (either alone or acting in concert with others).
(C)	ESTABLISHMENT OF BOARD AGENDA

The Chairman of the Board will establish an agenda for each Board meeting. Each Director is encouraged to suggest items of business for the agenda. The Chairman will act as the effective leader of the Board and ensure that the Board’s agenda will enable the Board to successfully carry out its duties.

(D)	BOARD MATERIALS AND PRESENTATIONS

Except where not appropriate or impractical, the Company will provide Directors with materials relating to agenda items and presentations in advance of Board meetings.

(E)	MEETINGS OF INDEPENDENT DIRECTORS

Meetings of the independent Directors will typically occur before or after a regularly scheduled Board meeting. In addition, meetings of the independent directors may be held as need requires or circumstances dictate. In any event, the independent directors will meet at least twice annually without non-independent directors or other members of management present.

(F)	MANAGEMENT ATTENDANCE AT BOARD MEETINGS

The Board welcomes the regular attendance of senior management of the Company at each Board meeting. The Chairman or the Chief Executive Officer (the "CEO") may, with the concurrence of the Board, include independent advisors as attendees on an "as required" basis. In addition, the Board encourages Directors to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) are managers with future potential that the senior management believes should be given exposure to the Board.

(G)	BOARD ACCESS TO MANAGEMENT

Directors will have access, as necessary, to all members of management and employees of the Company.

(H)	DIRECT BOARD ACCESS TO INDEPENDENT ADVISORS

Directors will have access, as necessary or appropriate, to independent advisors.

(I)	EVALUATING BOARD PERFORMANCE

Each year the Board of Directors will conduct annual self-assessments to determine whether it, the directors and the committees are performing effectively. The Nominating and Corporate Governance Committee is responsible for seeking comments from all Directors and reporting to the full Board the collective assessment of the Board’s performance as well as the performance of the committees and individual directors. Assessments of the Board and its committees will consider the mandate and committee charter, as the case maybe. Assessments of individual directors will consider the position description and skills and competencies applicable to that individual. The full Board will discuss the assessment reports to determine what, if any, action should be taken to improve performance.

Article 3. Functioning of Committees

(A)	COMMITTEE STRUCTURE

The Board will have the following standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Except as limited by law or regulation, the Board may form a new committee or disband an existing Committee as provided in the Articles or By-Laws of the Company. Each Committee will have a written charter that is periodically reviewed and updated as necessary. The committee chairs will report the results and recommendations of their meetings to the full Board at the next meeting of the Board following each meeting of the respective committees.

(B)	COMMITTEE PERFORMANCE REVIEW

The Chairman of the Board and Chief Executive Officer should regularly consult with committee chairs to obtain their insights and to optimize committee performance. In accordance with applicable listing standards, each committee will conduct an annual performance review of itseffectiveness.

Article 4. Directors

The Board, in consultation with the Nominating and Corporate Governance Committee, will define the criteria that all proposed candidates for election to the Board will possess. The character of the proposed candidate must be consistent with the values and guiding principles contained in this Mandate. All Board members will be expected to:

a.	develop and maintain an understanding of the Company’s operations, strategies and industry within which the Company operates;

b.	develop and maintain an understanding of the regulatory, legislative, business, social and political environment within which the Company operates;

c.	develop and maintain familiarity with the officers and senior management of the Company;

d.	attend board and, if applicable, committee meetings regularly;

e.	read advance materials prior to board or committee meetings;

f.	participate fully and actively in the discussions of the board and any committee to which the individual belongs;

g.	if absent from a meeting, keep up-to-date on discussions missed;

h.	devote the necessary time and attention to Company issues in order to make informed decisions;

i.	if requested, participate on board committees;

j.	remain knowledgeable of the written mandate of the board and the charter of the committee or committees of which the director is a member; and

k.	participate in continuing director education.

Article 5. Chairman of the Board and the Chief Executive Officer

The Chairman of the Board and the CEO are two separate positions, but both positions may be held by the same person.

The Chairman of the Board will be elected from the members of Board. At time of election, the candidate must have served on the Board for a period of one year, or such other period as the Board may consider appropriate in the circumstances. The candidate will have demonstrated during his/her service on the Board that he/she supports the Board mandate, is an independent thinker, has the leadership qualities to lead the Board and has earned the respect and loyalty from the majority of the Directors through open and honest communication at all times.

The performance of the CEO will be evaluated on an annual basis by the Compensation Committee based on written objective criteria established by the Compensation Committee, which will include reference to the financial performance of the Company, establishment and implementation of strategies, achievement of Company goals and objectives, adherence to the principles of candor honesty and loyalty expected from a person in the position of CEO of a publicly traded company.

The compensation of the CEO will be determined by the Board’s Compensation Committee and the Committee may take into account advice from independent compensation consultants as it may deem appropriate. Thecompensation of the CEO will be linked with the financial performance of the Company, the implementation of strategies and the achievement of the Company goals andobjectives.

The CEO will on a regular basis review succession planning with the Nominating and Corporate Governance Committee.

Article 6. Position Descriptions

The Board will develop clear position descriptions for the Chairman of the Board, the chair of each committee and the CEO. The Board will ensure that the CEO position description delineates the responsibilities of management. In consultation with the Compensation Committee, the Board will develop the corporate goals and objectives that the CEO is responsible for meeting.

Article 7. Orientation and ContinuingEducation

The Board will ensure that all new directors receive a comprehensive orientation which will include education regarding the role of the Board and its committees, the expectations of individual directors and the nature and operation of the Company’s business. The Board will ensure that directors are provided with continuing education opportunities to enhance their skills and abilities and understanding of the Company’s business.

Article 8. Strategic Planning

The Board will adopt a strategic plan and, on an annual basis, re-evaluate the strategic plan. The Board may in the exercise of its strategic planning function utilize Company resources to the extent required and also rely on such independent strategic advisors as the Board deems appropriate.

The strategic plan will include at least thefollowing:

a.	an evaluation of the opportunities and risks of the business of the Company;

b.	an analysis of the industry, including consideration of its dominant economic features, strength of competitors and competitive forces, changes in the competitive structure and changes in the business environment. Consideration must also be given to the reasons for strengthening and weakening of competitive forces, anticipation of the strategic moves of competitors and key success factors for the achievement of the Company’s goals and objectives. Strategic planning must involve an analysis of the attractiveness of the industry and the ability to increase profitability in the industry;

c.	an analysis of the Company’s own position including the influence and competitive factors relating to suppliers, customers, substitute products, competitors, new and emerging competition and existing rivalry between competitors. Consideration must be given to determine the effectiveness of the existing strategy, the Company’s strengths, weaknesses, opportunities and threats, the pricing policies and the Company’s cost structures. In addition, the Company’s competitive position relative to its major competitors must be considered and strategic challenges must be identified; and

d.	Consideration whether there is room for improvement of the present strategic position.

Article 9. Risk Analysis

Since business risks are an ongoing threat to the Company, it is not sufficient to analyze risks on an annual basis when the strategic position of the company is determined. The Board will implement a policy for assessing the business risks in each area of the Company on an ongoing basis, which must include a critical risk assessment of the Company’s supply chain, technology, operations, sales and marketing, distribution and customer service. The Board will establish a procedure for the identification and assessment of the risks and the development and implementation of the mechanisms, processes and procedures for assessing and, if necessary, changing current practices and ensure effective implementation of risk avoidance measures and systems.

Article 10. Succession Planning

The Board will develop a policy for the appointment, training and performance monitoring of senior management personnel. The policy will also include the identification of successors of senior management, the development, training and mentoring of the selected successors and implement the appropriate retention initiatives and reward schemes to ensure that chosen successors remain loyal to the Company.

Article 11. Communication Policy

The Board will develop a policy that outlines the reporting requirements, procedures and practices required under applicable securities laws and stock exchange rules. In addition, the communication policy will define the guidelines for communication with employees, the media, shareholders, creditors, political interest groups and government. The Communication Policy will ensure that the Company’s strategic information is dealt with in compliance with all statutes, regulations, bylaws, ordinances and other applicable legislation.

Article 12. Internal Controls and Management Information Systems

The Board will, in conjunction with the Company’s Auditors or other external advisors, establish a policy to ensure that sufficient internal controls exist to monitor the financial performance of the Company, its separate divisions and departments. The Board will ensure that managementimplements:

a.	information systems that are capable of providing accurate reports relating to efficiency, productivity, cost and profitability;

b.	internal controls relating to accounting, controlling and finance; and

c.	a management operating system to assist with forecasting, planning, work assignment, follow-up and verification, feedback, reporting evaluation and continuous improvement.

The Audit Committee will utilize such available information to report to the Board.

Article 13. Reporting of Concerns

All stakeholders, including creditors, shareholders and employees, will be entitled to communicate any concerns about the Company’s conduct or other matters directly to the Chairman of the Board.

Article 14. Majority Voting Policy

(A)	MAJORITY VOTING

Any director nominee who is elected to the Board in an uncontested director election in circumstances where the number of votes withheld against such director exceeds the number of votes cast in his or her favor (an “Affected Director”) shall submit to the Chairman of the Nominating and Corporate Governance Committee (with a copy to the Secretary of the Company) a written resignation promptly after the shareholder meeting at which the election occurred. Such resignation shall take effect if accepted in accordance with this Article 15.

The Nominating and Corporate Governance Committee of the Board shall consider the Affected Director’s resignation. Unless there are extraordinary circumstances, whether relating to the composition of the Board, the voting results or otherwise having regard to the best interests of the Company, the Nominating and Corporate Governance Committee shall recommend that the independent directors of the Board accept the Affected Director’s resignation, effective no more than 90 days following the shareholder meeting at which the election occurred. The Company shall promptly disclose in a press release the determination made by the independent directors including, if applicable, the reasons for rejecting an Affected Director’sresignation.

An Affected Director will not participate in the recommendation of the Nominating and Corporate Governance Committee or the determination made by the independent directors of the Board. If a quorum of the Nominating and Corporate Governance Committee cannot be obtained due to the service on the Nominating and Corporate Governance

Committee of one or more Affected Directors, the unaffected independent directors shall consider the resignation and make the determination.

If the independent directors accept the resignation of the Affected Director, they may (subject to applicable law):

a.	leave the vacancy unfilled until the next annual meeting of the Company

b.	fill the vacancy through the appointment of a new director (other than the Affected Director); or

c.	call a special meeting of shareholders at which a director nominee (other than the Affected Director) will be proposed for election by shareholders.

For greater certainty, this majority voting policy does not apply in any case where the number of individuals nominated for election exceeds the number of directors to be elected, including as a result of a proxy contest.

(B)	DISCLOSURE OF DETAILED VOTING RESULTS

Promptly after a shareholders’ meeting, the Company shall publicly disclose the number and percentage of votes cast For and Withheld against any director, as well as those cast For and Against each other matter voted upon by shareholders.

Article 15. Amendment

This Mandate may be amended by the Company’s Board, subject to the disclosure and other provisions of the applicable corporate and securities legislation and stock exchangerules.

SCHEDULE C - CHANGE OF AUDITOR REPORTING PACKAGE

AURORA CANNABIS INC.

Suite 900 - 510 Seymour Street

Vancouver, British Columbia Canada V6B 3J5

Telephone: 1-855-279-4652

(the "Company")

NOTICE OF CHANGE OF AUDITOR

(the "Notice")

To:            MNP LLP, Chartered Professional Accountants

And To:    KPMG LLP, Chartered Professional Accountants

1.	The directors of the Company do not propose to re-appoint MNP LLP, Chartered Professional Accountants, as auditors for the Company; and
2.	The directors of the Company propose to appoint KPMG LLP, Chartered Professional Accountants, as successor auditors of the Company, in place of MNP LLP, Chartered Professional Accountants, effective on July 1, 2018, following the release of the Company's annual financial statements for the Company's financial year ended June 30, 2018.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), the Company confirms that:

1.	MNP LLP, Chartered Professional Accountants, was asked to resign as auditor of the Company, effective July 1, 2018, the beginning of the fiscal year 2019, to facilitate the appointment of KPMG LLP, Chartered Professional Accountants, with offices at Pacific Centre, 777 West Georgia Street, Vancouver, British Columbia Canada V6E 4T5;
2.	MNP LLP, Chartered Professional Accountants, has not expressed any reservation in its report for the most recently completed two fiscal years of the Company, and the date of this Notice;
3.	In the opinion of the Board of Directors of the Company, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the Company's two most recently completed fiscal years of the Company and the date of this Notice; and
4.	The Notice and Auditor's Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the 25th day of September, 2018

AURORA CANNABIS INC.

Glen Ibbott,

Chief Financial Officer

September 27, 2018

VIA SEDAR

TO:	British Columbia Securities Commission Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission
Autorité Des Marches Financiers

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

PEI Securities Office

Newfoundland and Labrador Securities Commission

Re:       Aurora Cannabis Inc. (the “Company”)

Notice Pursuant to National Instrument 51-102 - Change of Auditor (“Notice”)

As required by National Instrument 51-102, we have reviewed the information contained in the Notice dated September 25, 2018 given by the Company to ourselves and KPMG LLP.

In reference to the Notice of Change of Auditor, we wish to advise the relevant securities commissions that we have read the Notice and, based on our knowledge as at the time of receipt of the Notice that we agree with the comments within the Notice.

Yours very truly,

MNP LLP

Chartered Professional Accountants

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

PEI Securities Office

Newfoundland and Labrador Securities Commission

October 1, 2018
Dear Sir/Madam

Re: Notice of Change of Auditors of Aurora Cannabis Inc. (the “Company”)

Please be advised that, in connection with National Instrument 51-102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Company’s Notice of Change of Auditor dated September 28, 2018 (the “Notice”) and are in agreement with the statements contained in such Notice, except we have no basis to agree or disagree with the statement contained in (3).

Yours very truly,

Chartered Professional Accountants

LEGAL_29965959.3